Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND FOR THE THREE MONTHS ENDED

MARCH 31, 2019 AND 2018

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by and are the responsibility of the management of Woori Financial

Group Inc.

Tae Seung Sohn

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

        (Phone Number)        02-2125-3000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2019 (UNAUDITED) AND DECEMBER 31, 2018

	March 31, 2019 (*)	December 31, 2018
		(Note 46)
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	4,997,023	6,747,894
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12 and 26)	6,398,676	6,126,316
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12 and 18)	19,810,709	18,063,423
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	21,391,035	22,932,559
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	287,710,941	282,457,578
Investments in joint ventures and associates (Note 13)	347,524	361,766
Investment properties (Note 14)	523,862	378,196
Premises and equipment (Notes 15 and 18)	2,861,399	2,450,492
Intangible assets and goodwill (Note 16)	647,155	597,520
Assets held for sale (Note 17)	15,910	17,912
Current tax assets (Note 42)	10,042	20,730
Deferred tax assets (Note 42)	59,034	59,641
Derivative assets (designated for hedging) (Notes 4, 11, 12 and 26)	79,869	35,503
Other assets (Notes 19 and 45)	295,779	197,653

Total assets	345,148,958	340,447,183

LIABILITIES
Financial liabilities at FVTPL (Notes 4, 11, 12, 20 and 26)	2,553,845	2,282,686
Deposits due to customers (Notes 4, 11, 21 and 45)	250,143,465	248,690,939
Borrowings (Notes 4, 11, 12 and 22)	16,293,987	16,202,986
Debentures (Notes 4, 11, 22 and 26)	28,547,086	28,735,862
Provisions (Notes 23, 44 and 45)	395,205	391,313
Net defined benefit liability (Note 24)	229,266	173,109
Current tax liabilities (Note 42)	252,109	159,078
Deferred tax liabilities (Note 42)	55,405	18,156
Derivative liabilities (designated for hedging) (Notes 4, 11, 12 and 26)	37,826	51,408
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	24,027,995	21,442,524
Other liabilities (Notes 25 and 45)	410,922	346,078

Total liabilities	322,947,111	318,494,139

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2019 (UNAUDITED) AND DECEMBER 31, 2018 (CONTINUED)

	March 31, 2019	December 31, 2018
	(Korean Won in millions)
EQUITY
Owners’ equity:	18,810,330	21,739,931
Capital stock (Note 28)	3,400,822	3,381,392
Hybrid securities (Note 29)	—	3,161,963
Capital surplus (Note 28)	311,860	285,889
Other equity (Note 30)	(2,130,919)	(2,213,970)
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of March 31, 2019 and December 31, 2018 is 2,356,246 million Won and 2,578,457 million Won, respectively.
Regulatory reserve for credit loss to be reserved (reversed) as of March 31, 2019 and December 31, 2018 is 81,086 million Won and (-) 222,211 million Won, respectively.
Planned provision (reversal) of regulatory reserve for credit loss as of March 31, 2019 and December 31, 2018 is 81,086 million Won and (-) 222,211 million Won, respectively.	17,228,567	17,124,657
Non-controlling interests (Note 29)	3,391,517	213,113

Total equity	22,201,847	21,953,044

Total liabilities and equity	345,148,958	340,447,183

(*)

The consolidated interim statement of financial position as of March 31, 2019 was prepared applying IFRS 16, and the comparative consolidated interim statement of financial position as of December 31, 2018 was not restated.

See accompanying notes

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018 (UNAUDITED)

	For the three months ended March 31
	2019 (*)	2018 (Note 46)
	(Korean Won in millions, except for per share data)
Interest income	2,603,734	2,274,747
Financial assets at FVTPL	13,134	15,170
Financial assets at FVTOCI	95,312	57,276
Financial assets at amortized cost	2,495,288	2,202,301
Interest expense	1,149,143	907,596

Net interest income (Notes 7, 34 and 45)	1,454,591	1,367,151
Fees and commissions income	411,561	434,561
Fees and commissions expense	136,560	140,711

Net fees and commissions income (Notes 7, 35 and 45)	275,001	293,850
Dividend income (Notes 7, 36 and 45)	39,483	35,553
Net gain on financial instruments at FVTPL (Notes 7, 11, 37 and 45)	16,586	49,330
Net gain on financial assets at FVTOCI (Note 7, 11 and 38)	791	812
Net gain on disposals of financial assets at amortized cost	20,665	21,525
Net gain on disposals of securities at amortized cost	—	431
Net gain on disposals of loans and other financial assets at amortized cost	20,665	21,094
Impairment losses due to credit loss (Notes 7, 39 and 45)	(60,007)	(122,235)
General and administrative expenses (Notes 40 and 45)	(831,452)	(739,684)
Other net operating expenses (Notes 26, 40 and 45)	(81,659)	(85,005)

Operating income	833,999	821,297
Share of income (loss) of joint ventures and associates (Note 13)	5,610	(9,143)
Net other non-operating loss	(13,799)	(6,119)

Non-operating loss (Note 41)	(8,189)	(15,262)

Net income before income tax expense	825,810	806,035
Income tax expense (Note 42)	211,281	211,515

Net income
(Net income after the provision of regulatory reserve for credit loss for the three months ended March 31, 2019 and 2018 are 533,443 million Won and 544,502 million Won, respectively) (Note 32)	614,529	594,520

Net gain (loss) on valuation of equity securities at FVTOCI	(12,244)	28,938
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	90
Items out of share of other comprehensive gain of joint ventures and associates that will not be reclassified to profit or loss	—	311
Remeasurement of the net defined benefit liability	(32,536)	(53,460)

Items that will not be reclassified to profit or loss	(44,780)	(24,121)
Net gain on valuation of debt securities at FVTOCI	22,936	2,015
Share of other comprehensive loss of joint ventures and associates	(326)	(1,201)
Gain (loss) on foreign currency translation of foreign operations	65,337	(1,742)
Loss on valuation of cash flow hedge	402	(3,426)

Items that may be reclassified to profit or loss	88,349	(4,354)

Other comprehensive income (loss), net of tax	43,569	(28,475)

Total comprehensive income	658,098	566,045

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018 (UNAUDITED) (CONTINUED)

	For the three months ended March 31
	2019 (*)	2018 (Note 46)
	(Korean Won in millions, except for per share data)
Net income attributable to:
Net income attributable to owners	568,689	589,736
Net income attributable to non-controlling interests	45,840	4,784
Total comprehensive income attributable to:
Comprehensive income attributable to owners	607,357	563,794
Comprehensive income attributable to non-controlling interests	50,741	2,251
Basic and diluted earnings per share (in Korean Won) (Note 43)	855	820

(*)

The consolidated interim statement of comprehensive income for the three months ended March 31, 2019 was prepared applying IFRS 16, and the comparative consolidated interim statement of comprehensive income for the year ended March 31, 2018 was not restated.

See accompanying notes

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018 (UNAUDITED)

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2018	3,381,392	3,017,888	285,880	(1,939,274)	15,620,006	20,365,892	199,008	20,564,900
Cumulative effect of change in accounting policy	—	—	—	(392,177)	177,091	(215,086)	723	(214,363)
Adjusted balance, beginning of period	3,381,392	3,017,888	285,880	(2,331,451)	15,797,097	20,150,806	199,731	20,350,537
Net income	—	—	—	—	589,736	589,736	4,784	594,520
Dividends to common stocks	—	—	—	—	(336,636)	(336,636)	(2,109)	(338,745)
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	—	—	90	—	90	—	90
Net gain (loss) on valuation of financial assets at FVTOCI	—	—	—	31,269	—	31,269	(316)	30,953
Changes in other comprehensive income due to disposal of financial assets at FVTOCI	—	—	—	1,974	(1,974)	—	—	—
Share of other comprehensive loss of joint ventures and associates	—	—	—	(890)	—	(890)	—	(890)
Gain (loss) on foreign currency translation of foreign operations	—	—	—	408	—	408	(2,150)	(1,742)
Loss on valuation of cash flow hedge	—	—	—	(3,426)	—	(3,426)	—	(3,426)
Remeasurement of the net defined benefit liability	—	—	—	(53,393)	—	(53,393)	(67)	(53,460)
Dividends to hybrid securities	—	—	—	—	(37,855)	(37,855)	—	(37,855)
Appropriation of retained earnings	—	—	—	208,158	(208,158)	—	—	—
Capital adjustment fluctuation (subsidiaries)	—	—	3	—	—	3	—	3

March 31, 2018	3,381,392	3,017,888	285,883	(2,147,261)	15,802,210	20,340,112	199,873	20,539,985

January 1, 2019	3,381,392	3,161,963	285,889	(2,213,970)	17,124,657	21,739,931	213,113	21,953,044
Acquisition of subsidiaries	19,430	—	25,878	—	—	45,308	6,131	51,439
Transfer of hybrid securities to non-controlling interests	—	(3,161,963)	—	—	—	(3,161,963)	3,161,963	—
Net income	—	—	—	—	568,689	568,689	45,840	614,529
Dividends to common stocks	—	—	—	—	(437,626)	(437,626)	(1,990)	(439,616)
Stock issuance costs	—	—	(3)	—	—	(3)	—	(3)
Gain on redemption of treasury stock	—	—	—	17,230	—	17,230	—	17,230
Net gain on valuation of financial assets at FVTOCI	—	—	—	10,585	—	10,585	107	10,692
Changes in other comprehensive income due to disposal of financial assets at FVTOCI	—	—	—	26,785	(26,785)	—	—	—
Share of other comprehensive loss of joint ventures and associates	—	—	—	(326)	—	(326)	—	(326)
Gain on foreign currency translation of foreign operations	—	—	—	60,528	—	60,528	4,809	65,337
Gain on valuation of cash flow hedge	—	—	—	402	—	402	—	402
Remeasurement of the net defined benefit liability	—	—	—	(32,521)	—	(32,521)	(15)	(32,536)
Dividends to hybrid securities	—	—	—	—	—	—	(38,441)	(38,441)
Appropriation of retained earnings	—	—	—	368	(368)	—	—	—
Capital adjustment fluctuation (subsidiaries)	—	—	96	—	—	96	—	96

March 31, 2019 (*)	3,400,822	—	311,860	(2,130,919)	17,228,567	18,810,330	3,391,517	22,201,847

(*)

The consolidated interim statement of changes in equity for the three months ended March 31, 2019 was prepared applying IFRS 16, and the comparative consolidated interim statement of changes in equity for the year ended March 31, 2018 was not restated.

See accompanying notes

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018 (UNAUDITED)

	For the three months ended March 31
	2019 (*)	2018 (Note 46)
	(Korean Won in millions)
Cash flows from operating activities:
Net income	614,529	594,520
Adjustments:
Income tax expense	211,281	211,515
Interest income	(2,603,734)	(2,274,747)
Interest expense	1,149,143	907,596
Dividend income	(39,483)	(35,553)

	(1,282,793)	(1,191,189)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	60,007	122,235
Loss on valuation of financial instruments at FVTPL	2,532	—
Loss on financial assets at FVTOCI	164	219
Loss on transaction and valuation of derivatives (designated for hedging)	6	49,307
Loss on hedged items (fair value hedge)	37,811	—
Provision for liabilities	10,242	21,450
Share of losses of investments in joint ventures and associates	4,040	13,803
Loss on disposal of investments in joint ventures and associates	—	2,931
Retirement benefits	44,538	35,810
Depreciation and amortization	102,867	60,253
Loss on disposal of premises and equipment, intangible assets and other assets	534	54
Impairment loss on premises and equipment, intangible assets and other assets	10	—

	262,751	306,062

Deduction of revenues not involving cash inflows:
Gain on financial instruments at FVTPL	—	33,826
Gain on financial assets at FVTOCI	955	1,031
Gain on disposal of securities at amortized cost	—	431
Gain on transaction and valuation of derivatives (designated for hedging)	52,418	2,570
Gain on hedged items (fair value hedge)	—	47,694
Reversal of provisions and others	3,058	1,164
Share of profits of investments in joint ventures and associates	9,650	4,660
Gain on disposal of premises and equipment, intangible assets and other assets	725	1,277
Reversal of impairment loss on premises and equipment, intangible assets and other assets	—	341

	66,806	92,994

Changes in operating assets and liabilities:
Financial assets at FVTPL	81,350	519,586
Loans and other financial assets at amortized cost	(5,463,797)	(11,517,570)
Other assets	(7,890)	(36,057)
Deposits due to customers	1,450,742	2,801,603
Provisions	(6,506)	(17,774)
Net defined benefit liability	(33,181)	511
Other financial liabilities	1,565,708	8,220,962
Other liabilities	54,682	33,228

	(2,358,892)	4,489

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018 (UNAUDITED) (CONTINUED)

	For the three months ended March 31
	2019 (*)	2018 (Note 46)
	(Korean Won in millions)
Interest income received	2,477,172	2,303,857
Interest expense paid	(1,028,708)	(873,666)
Dividends received	28,215	28,520
Income tax paid	(69,706)	(34,702)

Net cash provided by operating activities	(1,424,238)	1,044,897

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial assets at FVTPL	3,112,439	2,055,411
Disposal of financial assets at FVTOCI	1,820,858	1,497,686
Redemption of securities at amortized cost	2,357,460	2,159,843
Disposal of investments in joint ventures and associates	19,864	1,128
Disposal of investment properties	18	870
Disposal of premises and equipment	3,320	46
Disposal of intangible assets	588	1,317
Disposal of assets held for sale	2,169	—
Net cash flows due to acquisition of subsidiaries	6,131	—

	7,322,847	5,716,301

Cash out-flows from investing activities:
Acquisition of financial assets at FVTPL	3,088,156	3,069,218
Acquisition of financial assets at FVTOCI	3,354,002	1,009,430
Acquisition of securities at amortized cost	785,721	2,242,037
Acquisition of investments in joint ventures and associates	731	13,660
Acquisition of investment properties	128,251	4,730
Acquisition of premises and equipment	34,886	21,229
Acquisition of intangible assets	38,724	55,519

	7,430,471	6,415,823

Net cash used in investing activities	(107,624)	(699,522)

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	2,874,237	1,870,806
Issuance of debentures	4,789,098	3,871,052
Redemption of treasury stock	256,416	—

	7,919,751	5,741,858

Cash out-flows from financing activities:
Decrease in borrowings	2,868,088	2,686,085
Repayment of debentures	5,095,863	4,601,422
Acquisition of treasury stock	184,164	—
Repayment of lease liability	43,598	—
Payment of stock issuance related expenses	16,326	—
Dividends paid on hybrid securities	30,220	30,177

	8,238,259	7,317,684

Net cash used in financing activities	(318,508)	(1,575,826)

Net decrease in cash and cash equivalents	(1,850,370)	(1,230,451)
Cash and cash equivalents, beginning of the period	6,747,894	6,908,286
Effects of exchange rate changes on cash and cash equivalents	99,499	60,167

Cash and cash equivalents, end of the period	4,997,023	5,738,002

(*)

The consolidated interim statement of cash flows for the three months ended March 31, 2019 was prepared applying IFRS 16, and the comparative consolidated interim statement of cash flows for the year ended March 31, 2018 was not restated.

See accompanying notes

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018 (Note 46)

1.	GENERAL

(1)	Summary of the parent company

Effective as of January 11, 2019, Woori Financial Group Inc. (hereinafter referred to the “Company”) was established in accordance with Financial Holding Companies Act for the main purposes of controlling subsidiaries that operate financial business and similar business closely related to finance, through comprehensive stock transfer under Article 360-15 of the Korean Commercial Code of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd. and Woori Private Equity Asset Management Co., Ltd..

The head office of the Company is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. As of March 31, 2019, the common stock of the Company amounts to 3,400,822 million Korean won, and the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Company holds 124,604,797 shares (18.32% ownership interest) of the Company’s shares issued. The Company’s common stocks were listed on the Korea Exchange on February 13, 2019 and its ADSs (American Depositary Shares) are being traded as the original stock on the New York Stock Exchange since the same date.

The stock transfer of the Company and its subsidiaries is as follows:

Subsidiaries	Total number of issued shares	Exchange ratio per share	Number of shares in the Company
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

(2)	The consolidated financial statements for Woori Financial Group and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location	Financial statements as of (2019)
Subsidiaries	Main business	March 31, 2019	December 31, 2018
Woori Financial Group Inc.:
Woori Bank	Banking	100.0	—	Korea	March 31
Woori FIS Co., Ltd.	System software development & maintenance	100.0	—	Korea	March 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	—	Korea	March 31
Woori Credit Information Co., Ltd.	Credit information	100.0	—	Korea	March 31
Woori Fund Service Co., Ltd.	Finance	100.0	—	Korea	March 31
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	—	Korea	March 31
Woori Bank:
Woori FIS Co., Ltd.	System software development & maintenance	—	100.0	Korea	March 31
Woori Private Equity Asset Management Co., Ltd.	Finance	—	100.0	Korea	March 31
Woori Finance Research Institute Co., Ltd.	Other service business	—	100.0	Korea	March 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Investment Bank Co., Ltd.	Other credit finance business	59.8	59.8	Korea	March 31
Woori Credit Information Co., Ltd.	Credit information	—	100.0	Korea	March 31
Woori America Bank	Finance	100.0	100.0	U.S.A.	March 31
Woori Global Markets Asia Limited	”	100.0	100.0	Hong Kong	March 31
Woori Bank China Limited	”	100.0	100.0	China	March 31
AO Woori Bank	”	100.0	100.0	Russia	March 31
PT Bank Woori Saudara Indonesia 1906 Tbk	”	79.9	79.9	Indonesia	March 31
Banco Woori Bank do Brasil S.A.	”	100.0	100.0	Brazil	March 31
Korea BTL Infrastructure Fund	”	99.9	99.9	Korea	March 31
Woori Fund Service Co., Ltd.	”	—	100.0	Korea	March 31
Woori Finance Cambodia PLC.	”	100.0	100.0	Cambodia	March 31
Woori Finance Myanmar Co., Ltd.	”	100.0	100.0	Myanmar	March 31
Wealth Development Bank	”	51.0	51.0	Philippines	March 31
Woori Bank Vietnam Limited	”	100.0	100.0	Vietnam	March 31
WB Finance Co., Ltd. (*5)	”	100.0	100.0	Cambodia	March 31
Woori Bank Europe (*5)	”	100.0	100.0	Germany	March 31
Kumho Trust First Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	March 31
Asiana Saigon Inc. (*1)	”	0.0	0.0	Korea	March 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*1)	”	15.0	15.0	Korea	March 31
Hermes STX Co., Ltd. (*1)	”	0.0	0.0	Korea	March 31
BWL First Co., LLC (*1)	”	0.0	0.0	Korea	March 31
Deogi Dream Fourth Co., Ltd. (*1)	”	0.0	0.0	Korea	March 31
Jeonju Iwon Ltd. (*1)	”	0.0	0.0	Korea	March 31
Wonju I one Inc. (*1)	”	0.0	0.0	Korea	March 31
Heitz Third Co., Ltd. (*1)	”	0.0	0.0	Korea	March 31
Woorihansoop 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	March 31
Electric Cable First Co., Ltd. (*1)	”	0.0	0.0	Korea	March 31
Woori International First Co., Ltd. (*1)	”	0.0	0.0	Korea	March 31
Woori WEBST 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	March 31
Wibihansoop 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	March 31
Uri QS 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	March 31
Uri Display 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	March 31
Tiger Eyes 2nd Co., Ltd. (*1)	”	0.0	0.0	Korea	March 31
Woori Serveone 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	March 31
Uri Display 2nd Co.,Ltd. (*1)	”	0.0	0.0	Korea	March 31
Woori the Colony Unjung Securitization Specialty Co., Ltd. (*1)	”	0.0	0.0	Korea	March 31
Woori Dream 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	March 31
Woori Dream 2nd Co., Ltd. (*1)	”	0.0	0.0	Korea	March 31
Woori H 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	March 31
Woori HS 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	March 31
Woori HS 2nd Co., Ltd. (*1)	”	0.0	0.0	Korea	March 31

		Percentage of ownership (%)		Location	Financial statements as of (2019)
Subsidiaries	Main business	March 31, 2019	December 31, 2018
Woori Sinnonhyeon 1st Inc. (*1)	”	0.0	0.0	Korea	March 31
Woori K 1st Co.,Ltd. (*1)	”	0.0	0.0	Korea	March 31
Uri S 1st Co.,Ltd. (*1)	”	0.0	0.0	Korea	March 31
Smart Casting Inc. (*1)	”	0.0	0.0	Korea	March 31
Uri Display 3rd Co., Ltd. (*1)	”	0.0	—	Korea	March 31
TY 1 st Co., Ltd. (*1)	”	0.0	—	Korea	March 31
Woori HJ 2nd Co., Ltd. (*1)	”	0.0	—	Republic of the Marshall	March 31
ATLANTIC TRANSPORTATION 1 S.A. (*1)	”	0.0	—		March 31
G5 Pro Short-term Bond Investment Fund 13 (*2)	Securities investment and others	100.0	100.0	Korea	March 31
Heungkuk Global Private Placement Investment Trust No. 1 (*2)	”	98.5	98.5	Korea	March 31
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 (*2)	”	98.0	98.0	Korea	March 31
AI Partners UK Water Supply Private Placement Investment Trust No. 2 (*2)	”	97.3	97.3	U.K	March 31
Consus Sakhalin Real Estate Investment Trust 1st (*2)	”	75.0	75.0	Korea	March 31
Multi Asset Global Real Estate Investment Trust No. 5-2 (*2)	”	99.0	—	Korea	March 31
Igis Australia Investment Trust No. 209-1 (*2)	”	99.4	—	Korea	March 31
JR Investment Trust No. 12 (*2)	”	99.2	—	Korea	March 31
Principal Guaranteed Trust (*3)	Trust	0.0	0.0	Korea	March 31
Principal and Interest Guaranteed Trust (*3)	”	0.0	0.0	Korea	March 31
Multi Asset Global Real Estate Investment Trust No. 5-2
MAGI No. 5 LuxCo S.a.r.l. (*1)	Asset securitization	0.0	—	Luxemburg	March 31
ADP 16 Brussels (*1)	”	0.0	—	Belgium	March 31
JR Investment Trust No. 12:	”
Oceanos Global LLC (*1)	Asset securitization	0.0	—	Korea	March 31
Woori Investment Bank Co., Ltd.:
Dongwoo First Securitization Specialty Co., Ltd. (*1)	Asset securitization	5.0	5.0	Korea	March 31
Seari First Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	March 31
Seari Second Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	March 31
Namjong 1st Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	March 31
Bukgeum First Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	March 31
Bukgeum Second Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	March 31
Woori Card Co., Ltd.:
TUTU Micro Finance	Finance	100.0	100.0	Myanmar	March 31
Woori Card one of 2017-1 Securitization Specialty Co., Ltd. (*1)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card one of 2017-2 Securitization Specialty Co., Ltd. (*1)	”	0.5	0.5	Korea	March 31
Woori Card one of 2018-1 Securitization Specialty Co., Ltd. (*1)	”	0.5	0.5	Korea	March 31
Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd.:
Japanese Hotel Real Estate Private Equity Fund 1 (*2)	Securities investment and others	45.5	—	Korea	March 31
Oceanos Global LLC and Japanese Hotel Real Estate Private Equity Fund 1:
Godo Kaisha Oceanos 1 (*2)	Other finance	0.0	—	Japan	March 31

(*1)

The entity is a structured entity for the purpose of asset securitization and is in scope for consolidation. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*2)

The entity is a structured entity for the purpose of investment in securities and is in scope for consolidation. The Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets (“FISCM”) Act and is in scope for consolidation. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(3)

As of March 31, 2019 and December 31, 2018, despite having more than a 50% ownership interest, the Group has not consolidated the following companies as the Group does not have the ability to control them:

	March 31, 2019
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investment	60.0
Mirae Asset Seobu Underground Expressway Professional Investment (*)	Korea	Securities investment	72.9
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investment	57.1
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investment	88.3
Hana Walmart Real Estate Investment Trust 41-1 (*)	Korea	Securities investment	89.6
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities investment	75.0
KB Nongso Sewage Treatment Equipment Private Special Asset (*)	Korea	Securities investment	50.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities investment	66.2
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities investment	55.6
Consus KyungJu Green Private Placement Real Estate Fund No. 1 (*)	Korea	Securities investment	52.4

(*)

The Group owns the majority ownership interest in these private equity trusts, but has no power on the investees’ relevant activities. As a result, it is deemed that the Group has no power or control on the structured entities.

	December 31, 2018
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investment	60.0
Mirae Asset Seobu Underground Expressway Professional Investment (*)	Korea	Securities investment	65.8
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investment	88.9
Hana Walmart Real Estate Investment Trust 41-1 (*)	Korea	Securities investment	89.6
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities investment	75.0
KB Nongso Sewage Treatment Equipment Private Special Asset (*)	Korea	Securities investment	50.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities investment	66.2
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities investment	55.6
Consus KyungJu Green Private Placement Real Estate Fund No. 1 (*)	Korea	Securities investment	52.4

(*)

The Group owns the majority ownership interest in these private equity trusts, but has no power on the investees’ relevant activities. As a result, it is deemed that the Group has no power or control on the structured entities.

(4)

The summarized financial information of the subsidiaries whose financial information was prepared under IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the three months ended March 31, 2019
Name of subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	345,062,711	322,946,936	5,809,666	570,761	600,202
Woori FIS Co., Ltd.	91,896	64,141	63,865	(5,093)	(5,093)
Woori Finance Research Institute Co., Ltd.	5,299	1,971	1,291	(6)	(4)
Woori Credit Information Co., Ltd.	37,490	8,259	9,661	696	696
Woori Fund Service Co., Ltd.	14,811	1,465	2,580	338	338
Woori Private Equity Asset Management Co., Ltd.	40,147	2,996	824	(218)	(230)

	As of and for the year ended December 31, 2018
Name of subsidiaries (*)	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	96,260	63,412	271,651	2,840	269
Woori Private Equity Asset Management Co., Ltd.	38,820	1,439	1,713	(2,794)	(2,843)
Woori Finance Research Institute Co., Ltd.	3,891	560	4,708	7	(109)
Woori Card Co., Ltd.	9,987,057	8,305,093	1,371,301	114,767	106,517
Woori Investment Bank Co., Ltd.	2,682,660	2,367,418	205,446	25,552	25,533
Woori Credit Information Co., Ltd.	34,921	6,386	36,883	1,657	1,411
Woori America Bank	2,182,454	1,878,117	90,975	20,510	32,335
Woori Global Markets Asia Limited	517,627	396,216	18,748	5,144	9,647
Woori Bank China Limited	5,470,927	4,953,813	366,973	21,879	19,194
AO Woori Bank	305,521	256,260	19,433	5,163	(3,234)
PT Bank Woori Saudara Indonesia 1906 Tbk	2,355,975	1,853,768	192,719	40,385	27,109
Banco Woori Bank do Brasil S.A.	179,130	149,146	13,971	1,262	(2,326)
Korea BTL Infrastructure Fund	777,437	299	29,760	26,057	26,057
Woori Fund Service Co., Ltd.	14,448	1,440	10,052	1,597	1,597
Woori Finance Cambodia PLC.	93,239	71,133	11,038	2,826	3,676
Woori Finance Myanmar Co., Ltd.	19,340	6,886	4,496	640	(1,256)
Wealth Development Bank	218,134	184,344	13,668	80	(451)
Woori Bank Vietnam Limited	954,580	720,554	48,716	10,710	13,618
WB Finance Co., Ltd.	268,794	225,655	24,310	2,421	2,329
Woori Bank Europe	58,399	311	5	(5,959)	(5,974)
Money trust under the FISCM Act	1,582,765	1,552,594	54,860	259	259
Structured entity for asset securitization	1,369,745	1,786,869	53,578	4,990	(5,681)
Structured entity for the investments in securities	63,676	142	1,826	(1,299)	(3,009)

(*)	The financial information of major subsidiaries as of December 31, 2018 was prepared based on Woori Bank, the previous parent company as of that date.

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and others. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the FISCM Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with IFRS 10 are as follows:

The ownership interests on unconsolidated structured entities that the Group holds are classified into asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group transfers related risks from the issuance of asset-backed securities through purchase commitments of asset-backed securities or credit grants, and the Group recognizes related interest or fee revenue. There are entities that provide additional fund and conditional debt acquisition commitment before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose vehicles for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals, and acquires funds through equity investments or loans from financial institutions and participating institutions. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, valuation and trade gains or losses on ownership interest, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of dividend income as an investor at the same basis with ‘structured finance’, and may be exposed to losses due to reduction in investment value.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of March 31, 2019 and December 31, 2018 are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	6,486,460	69,876,087	14,038,831
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	2,615,253	3,610,140	3,553,355
Financial assets at FVTPL	261,051	83,666	3,239,462
Financial assets at FVTOCI	382,806	50,485	—
Financial assets at amortized cost	1,970,385	3,469,108	63,583
Investments in joint ventures and associates	—	1,530	250,310
Derivative assets	1,011	5,351	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,399	965	—
Derivative liabilities	58	312	—
Other liabilities (including provisions)	1,341	653	—
The maximum exposure to risks	3,313,857	3,870,919	3,665,638
Investments	2,615,253	3,610,140	3,553,355
Credit facilities	698,604	260,779	112,283
Loss recognized on unconsolidated structured entities	477	2,990	393

	December 31, 2018
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	6,796,235	58,161,494	11,138,822
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	2,571,835	2,831,842	1,530,767
Financial assets at FVTPL	285,156	70,219	1,197,844
Financial assets at FVTOCI	281,919	48,961	—
Financial assets at amortized cost	2,003,921	2,511,055	71,150
Investments in joint ventures and associates	—	197,393	261,773
Derivative assets	839	4,214	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,260	905	—
Derivative liabilities	116	248	—
Other liabilities (including provisions)	1,144	657	—
The maximum exposure to risks	3,252,329	3,408,271	1,587,325
Investments	2,571,835	2,831,842	1,530,767
Credit facilities	680,494	576,429	56,558
Loss recognized on unconsolidated structured entities	5,764	11,609	13,868

(7)

The share of non-controlling interests on the net income and equity of subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows: (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	March 31, 2019	December 31, 2018
Woori Investment Bank Co., Ltd.	135,045	130,088
PT Bank Woori Saudara Indonesia 1906 Tbk	73,154	68,250
Wealth Development Bank	17,007	16,557

2)	Net income or loss attributable to non-controlling interests

	For the three months ended March 31, 2019	For the three months ended March 31, 2018
Woori Investment Bank Co., Ltd.	4,949	2,585
PT Bank Woori Saudara Indonesia 1906 Tbk	2,396	2,131
Wealth Development Bank	43	59

3)	Dividends to non-controlling interests

	For the three months ended March 31, 2019	For the three months ended March 31, 2018
PT Bank Woori Saudara Indonesia 1906 Tbk	1,981	2,082

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Group’s consolidated interim financial statements are prepared in accordance with Financial Reporting Standards (“IFRS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and IFRS 10 Consolidated Financial Statements. It is necessary to use the Woori Bank’s annual consolidated financial statements for the year ended December 31, 2018 for understanding of the accompanying interim financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying consolidated interim financial statements have been applied consistently with the Woori Bank’s annual consolidated financial statements as of and for the year ended December 31, 2018.

(1)	Lease

The Group initially applied IFRS 16 on January 1, 2019. Other accounting standards enacted from January 1, 2019 are not expected to have material impacts on the Group’s consolidated financial statements.

IFRS 16 introduces an accounting model for the single lessee and as a result, the Group, as a lessee, recognizes right-of-use assets which represent a lessee’s right to use an underlying asset and lease liabilities which represent an obligation to make lease payments. An accounting model for the lessor is similar to the previous accounting policy.

The Group recognized the cumulative effects due to the initial application of IFRS 16 on January 1, 2019, which is the date of initial application. Therefore, the comparative financial information applies IAS 17 and the related interpretations as reported previously, and was not restated. The details of the changes to the accounting policy are described below.

1)	Definition of lease

Previously, the Group determined whether an arrangement is, or contains, a lease on the arrangement date by applying IFRIC 4 ‘Determining whether an Arrangement Contains a Lease’. The Group currently determines whether the contract is, or contains, a lease, based on the new definition of lease. According to IFRS 16, a contract is, or contains lease if the right to control the use of an identified asset is transferred in exchange for the consideration received for a period of time.

On the date of initial application for IFRS 16, the Group elected to apply a practical expedient which does not require the Group to reassess whether the contract is a lease. The Group applied IFRS 16 only to the contracts that are previously identified as a lease and did not reassess the contracts that are not identified as a lease in line with IAS 17 and IFRIC 4. Therefore, the definition of lease under IFRS 16 is only applicable to contracts that are entered into or modified after January 1, 2019.

For a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease and non-lease components.

The Group elected not to recognize right-to-use assets and lease liabilities for certain leases of low-value assets (e.g. IT equipment) and short-term leases (remaining lease period of less than one year). The Group will recognize the related lease payments as expenses equally over the lease period.

2)	Lessee

The Group leases various assets, including buildings, vehicles and IT equipment.

Previously, the Group classified its leases either as operating lease or as finance lease based on whether the lease substantially transfers the risk and reward of owning the underlying assets. According to IFRS 16, the Group recognizes right-of-use assets and lease liabilities for most of its leases, which means most of its leases are presented in the statement of financial position.

For the right-of-use assets that do not satisfy the definition of an investment property, the Group presents those assets as the same item as the item that the corresponding underlying asset would have been presented for. Right-of-use assets that meet the definition of investment properties would be presented as investment properties.

The Group presents lease liability as other financial liabilities in the consolidated statement of financial position.

①	Significant accounting policy

At the commencement date of the lease, the Group recognizes a right-of-use asset and a lease liability. For initial recognition, a right-of-use asset is measured at a cost less any accumulated depreciation and any accumulated impairment losses, adjusted for any remeasurement of the lease liability.

At the commencement date, a lease liability is measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if the rate can be readily determined. If the rate cannot be readily determined, the Group’s incremental borrowing rate can be used. Generally, the Group uses incremental borrowing rate as a discount rate.

A lease liability is subsequently measured by increasing the carrying amount to reflect interest rate on the lease liability and reducing the carrying amount to reflect the lease payments made. A lease liability is remeasured when an index or a rate changes, amounts expected to be payable under residual value guarantees changes, and when assessment of whether the Group is reasonably certain to exercise the purchase option and extension option changes.

A Group exercises judgment when determining the lease term for some contracts that contain extension options. The assessment on whether the Group is reasonably certain to exercise the extension option could affect the lease term, and therefore, the lease liability and the right-of-use asset could be significantly affected.

②	Transition requirements

For leases previously classified as operating leases applying IAS 17, the Group measures lease liabilities at the present value of the remaining lease payments using the Bank’s incremental borrowing rates as of January 1, 2019. However, the Group elected not to apply recognition, measurement and presentation requirements for leases of low-value assets. A right-of-use asset is measured using one of the following methods.

•	The same amount as the lease liability (adjusted for any advanced payments or payables). The Group adopts this method for all its leases.

For leases previously classified as operating leases applying IAS 17, the Group applies the following practical expedient when applying IFRS 16.

•	Any initial direct cost is excluded from the measurement of right-of-use assets on the date of initial application.

•

As an alternative to impairment review, IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ is applied immediately prior to the date of initial application to determine whether the leases are onerous.

•	Right-of-use assets and lease liabilities are not recognized for a short-term lease (remaining lease term of 12 months or less).

•	Hindsight is used when determining a lease term for contracts that contain extension option or termination option.

3)	Lessor

The Group provides investment properties as leases and classifies those leases as an operating lease. The accounting policy applied by the Group as a lessor does not differ from the one defined under IAS 17.

There is no need for the Group to make any adjustment for leases as a lessor as of the transition date. However, when the Group allocates the consideration in the contract to the lease and non-lease components, IFRS 15 ‘Revenue from Contracts with Customers’ is applied.

4)	Impacts to the financial statements

①	Impacts at the point of transition

As of the transition to IFRS 16, the Group additionally recognized the right-of-use assets and lease liabilities, and the impacts are as follows (Unit: Korean won in millions):

January 1, 2019
Right-of-use assets presented as premises and equipment	405,268
Lease liability	348,024

(*)	The differences have occurred due to prepaid, unpaid lease payments, transfer, etc., there is no effect on retained earnings.

When measuring lease liabilities for leases that were previously classified as operating lease, the Group used its incremental borrowing rate as of January 1, 2019 as the discount rate. The applied weighted-average incremental borrowing rate is 2.0 ~ 5.6%.

January 1, 2019
Operating leases as of December 31, 2018	367,899
- Recognition exemption for leases of low-value assets	233
- Recognition exemption for leases with remaining lease period of 12 months or less at the transition date	214
Operating leases as of December 31, 2018 after deducting the recognition exemption for leases	367,452
Amount discounted by incremental borrowing rate on January 1, 2019	348,024

Lease liabilities recognized on January 1, 2019	348,024

②	Impacts during the transition

The Group recognized depreciation expenses and interest expenses instead of the operating lease expenses for the leases in line with IFRS 16. For the three months ended March 31, 2019, the Group recognized depreciation expenses of 38,484 million Won, (36,370 million Won for Building, 2,114 million for Properties for business use) and interest expenses of 1,858 million Won.

(2)	Share-based payment

For cash-settled share-based payment transactions that provide cash in return for the goods or services received, the Group measures the goods or services received, and the corresponding liability at the fair value and recognizes as employee benefit expenses and liabilities during the vesting period. The fair value of the liability is remeasured at the end of each reporting period and the settlement date until the liability is settled, and changes in fair value are recognized as employee benefits.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Group’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions that affect the asset, liabilities, revenue, expenses, and the application of accounting policies. Thus, actual results may differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the Woori Bank’s consolidated financial statements for the year ended December 31, 2018.

4.	RISK MANAGEMENT

The Group is exposed to various risks that may arise from its operating activities and credit risk, market risk and liquidity risk are the main types of risks. In order to manage such risks, the risk management organization analyzes, assesses, and establishes risk management standards, including policies, guidelines, management systems and decision-making to ensure sound management of the Group.

The Risk Management Committee, Chief Risk Officer (“CRO”) and the Risk Management Department are operated as risk management organizations. The board of directors operates the Risk Management Committee, composed of nonexecutive directors for professional risk management. The Risk Management Committee performs as the top decision-making body for risk management by establishing fundamental risk management policies that are consistent with the Group’s management strategy and by determining the Group’s acceptable level of risk.

CRO assists the Risk Management Committee and operates the Group Risk Management Council, which is composed of the risk management officers of the subsidiaries, to periodically check and improve the external environment and the Group’s risk burden. The Risk Management Department, which is independently structured, controls the risk management matter of the Group and reports key risks and assists decision-making.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty refuses to fulfill or lost the ability to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of customers or contractual counterparties failing to perform their obligation, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods, in addition to quantitative methods using financial statements, and evaluator’s judgment.

To manage the credit risk limit, the Group establishes the appropriate credit line per obligor, company and industry through monitoring obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group uses a series of techniques to mitigate credit risk resulting from the assets through financial and physical collateral, guarantees, netting agreements and credit derivative purchases which are less correlated with the borrower’s credit status for the asset held by the Group. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collaterals reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net book value after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		March 31, 2019	December 31, 2018
Loans and other financial assets at amortized cost	Korean treasury and government agencies	13,160,928	13,547,154
	Banks	25,793,036	22,283,842
	Corporates	96,980,068	96,627,671
	Consumers	151,776,910	149,998,911

	Sub-total	287,710,942	282,457,578

Financial assets at FVTPL	Due from banks	23,308	26,935
	Debt securities	1,859,245	1,824,155
	Loans	368,158	385,450
	Derivative assets	2,289,606	2,026,079

	Sub-total	4,540,317	4,262,619

Financial assets at FVTOCI	Debt securities	18,899,212	17,112,249
Securities at amortized cost	Debt securities	21,391,035	22,932,559
Derivative assets	Derivative assets (designated for hedging)	79,869	35,503
Off-balance accounts	Guarantees	12,445,005	12,666,417
	Unused loan commitments	102,289,982	97,796,704

	Sub-total	114,734,987	110,463,121

	total	447,356,362	437,263,629

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	March 31, 2019
	Korea	China	U.S.A	U.K	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	265,809,806	4,671,227	4,374,740	1,554,032	889,897	10,411,240	287,710,942
Securities at amortized cost	21,176,941	—	70,980	—	—	143,114	21,391,035
Financial assets at FVTPL	4,538,853	918	—	—	546	—	4,540,317
Financial assets at FVTOCI	17,173,287	272,476	130,638	43,451	2,298	1,277,062	18,899,212
Derivative assets (designated for hedging)	79,869	—	—	—	—	—	79,869
Off-balance accounts	112,038,016	706,185	353,674	124,580	49,669	1,462,863	114,734,987

Total	420,816,772	5,650,806	4,930,032	1,722,063	942,410	13,294,279	447,356,362

	December 31, 2018
	Korea	China	U.S.A	U.K	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	261,547,407	4,592,153	4,597,119	1,526,532	893,354	9,301,013	282,457,578
Securities at amortized cost	22,757,048	—	70,578	—	—	104,933	22,932,559
Financial assets at FVTPL	4,261,110	1,243	—	—	266	—	4,262,619
Financial assets at FVTOCI	15,697,518	261,085	103,755	24,960	2,247	1,022,684	17,112,249
Derivative assets (designated for hedging)	35,503	—	—	—	—	—	35,503
Off-balance accounts	107,632,858	801,978	343,323	136,727	35,000	1,513,235	110,463,121

Total	411,931,444	5,656,459	5,114,775	1,688,219	930,867	11,941,865	437,263,629

(*)	Others consist of financial assets in Indonesia, Hong Kong, Singapore, and other countries.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	March 31, 2019
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	48,745,730	34,146,677	43,492,284	3,402,376	147,634,944	10,288,931	287,710,942
Securities at amortized cost	859,840	—	12,342,033	474,933	—	7,714,229	21,391,035
Financial assets at FVTPL	142,166	148,978	3,353,042	8,564	10,501	877,066	4,540,317
Financial assets at FVTOCI	271,779	110,173	14,409,572	244,733	5,659	3,857,296	18,899,212
Derivative assets (designated for hedging)	—	—	79,869	—	—	—	79,869
Off-balance accounts	18,511,208	23,751,459	9,639,440	4,119,314	51,711,708	7,001,858	114,734,987

Total	68,530,723	58,157,287	83,316,240	8,249,920	199,362,812	29,739,380	447,356,362

	December 31, 2018
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	48,319,987	34,972,072	40,338,823	3,295,967	145,715,074	9,815,655	282,457,578
Securities at amortized cost	1,157,512	—	13,414,743	527,847	—	7,832,457	22,932,559
Financial assets at FVTPL	120,659	153,159	3,117,845	16,118	7,614	847,224	4,262,619
Financial assets at FVTOCI	382,409	109,749	13,017,646	224,665	5,535	3,372,245	17,112,249
Derivative assets (designated for hedging)	—	—	35,503	—	—	—	35,503
Off-balance accounts	17,645,104	22,300,388	9,654,685	4,146,708	49,948,865	6,767,371	110,463,121

Total	67,625,671	57,535,368	79,579,245	8,211,305	195,677,088	28,634,952	437,263,629

3)	Credit risk exposure

The allowance to be recognized under IFRS 9 is the amount of expected 12-month credit loss or the expected lifetime credit loss, according to the three stages of credit risk deterioration since initial recognition as shown below.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition (*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses:	Expected lifetime credit losses:
	Expected credit losses due to possible defaults on financial instruments within a 12-month period from the end of the reporting period	Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at the end of the reporting period.

The Group has estimated the allowance for credit losses based on an estimation model considering historical experience losses with additional consideration for forward-looking information.

The probability of default and loss at given default per financial asset considering factors such as the type of borrowers, credit rating, portfolio, etc. are used in estimation of allowance for expected credit losses and the estimation is reviewed periodically to reduce the difference of expected losses and actual losses.

The Group also measures expected credit losses by using supportive and reasonable macroeconomic indicators, such as economic growth rates, interest rates, and composite stock indexes. The methods for the estimation of forward-looking are also regularly reviewed.

At the end of each reporting period, the Group assesses whether there is a significant increase in credit risk at the end of the reporting period compared to its initial recognition. The Group uses credit ratings, asset soundness, early warning systems, and delinquency days to determine whether the credit risk has significantly increased.

The Group concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal and interest of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment has been noted for the financial asset

a)	Financial assets

The credit quality of the financial assets as of March 31, 2019 and December 31, 2018 is as follows (Unit: Korean won in millions):

	March 31, 2019
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	258,418,835	17,844,002	6,361,414	5,212,881	1,655,885	289,493,017	(1,782,075)	287,710,942
Korean treasury and government agencies	13,162,717	1,327	—	—	1	13,164,045	(3,117)	13,160,928
Banks	25,606,325	189,534	4,565	—	16,917	25,817,341	(24,305)	25,793,036
Corporates	77,827,673	15,724,646	694,151	2,879,496	972,999	98,098,965	(1,118,897)	96,980,068
General business	42,444,305	6,536,711	568,712	1,467,626	660,146	51,677,500	(746,021)	50,931,479
Small- and medium-sized enterprise	30,958,621	8,600,868	104,265	1,259,193	273,938	41,196,885	(328,158)	40,868,727
Project financing and others	4,424,747	587,067	21,174	152,677	38,915	5,224,580	(44,718)	5,179,862
Consumers	141,822,120	1,928,495	5,662,698	2,333,385	665,968	152,412,666	(635,756)	151,776,910
Securities at amortized cost	21,397,438	—	—	—	—	21,397,438	(6,403)	21,391,035
Financial assets at FVTOCI (*4)	18,710,289	163,767	25,156	—	—	18,899,212	(6,906)	18,899,212

Total	298,526,562	18,007,769	6,386,570	5,212,881	1,655,885	329,789,667	(1,795,384)	328,001,189

	March 31, 2019
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	165,763,405	8,519,960	738,190	175,021,555
Korean treasury and government agencies	11,600	—	—	11,600
Banks	392,456	—	—	392,456
Corporates	53,040,431	2,130,395	455,342	55,626,168
General business	20,350,649	1,017,151	235,251	21,603,051
Small- and medium-sized enterprise	30,886,919	1,062,839	194,054	32,143,812
Project financing and others	1,802,863	50,405	26,037	1,879,305
Consumers	112,318,918	6,389,565	282,848	118,991,331
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*4)	—	—	—	—

Total	165,763,405	8,519,960	738,190	175,021,555

(*1)	Credit rating of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit rating of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit rating of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI are disclosed at the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

	December 31, 2018
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)	Stage 3	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	252,921,186	17,624,416	6,330,382	5,739,850	1,693,148	284,308,982	(1,851,404)	282,457,578
Korean treasury and government agencies	13,549,305	1,009	1	—	—	13,550,315	(3,161)	13,547,154
Banks	22,163,951	105,583	27,777	—	14,307	22,311,618	(27,776)	22,283,842
Corporates	77,160,502	15,550,301	655,907	3,424,215	1,034,030	97,824,955	(1,197,284)	96,627,671
General business	43,173,952	6,474,057	526,303	1,723,704	716,722	52,614,738	(817,002)	51,797,736
Small- and medium-sized enterprise	29,510,917	8,527,542	107,998	1,547,761	277,825	39,972,043	(335,469)	39,636,574
Project financing and others	4,475,633	548,702	21,606	152,750	39,483	5,238,174	(44,813)	5,193,361
Consumers	140,047,428	1,967,523	5,646,697	2,315,635	644,811	150,622,094	(623,183)	149,998,911
Securities at amortized cost	22,939,039	—	195	—	250	22,939,484	(6,925)	22,932,559
Financial assets at FVTOCI (*4)	16,940,654	146,442	25,153	—	—	17,112,249	(6,177)	17,112,249

Total	292,800,879	17,770,858	6,355,730	5,739,850	1,693,398	324,360,715	(1,864,506)	322,502,386

	December 31, 2018
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	163,329,105	8,836,440	698,593	172,864,138
Korean treasury and government agencies	11,600	—	—	11,600
Banks	361,024	3,334	—	364,358
Corporates	51,595,949	2,509,620	426,325	54,531,894
General business	19,907,948	1,167,993	241,651	21,317,592
Small- and medium-sized enterprise	29,780,716	1,291,222	184,674	31,256,612
Project financing and others	1,907,285	50,405	—	1,957,690
Consumers	111,360,532	6,323,486	272,268	117,956,286
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*4)	—	—	—	—

Total	163,329,105	8,836,440	698,593	172,864,138

(*1)	Credit rating of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit rating of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit rating of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI are disclosed at the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments on March 31, 2019 and December 31, 2018 is as follows (Unit: Korean won in millions):

	March 31, 2019
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Off-balance accounts
Guarantees	10,764,896	1,138,688	127,186	294,078	120,157	12,445,005
Loan commitments	96,372,380	3,424,935	1,537,519	934,134	21,014	102,289,982

Total	107,137,276	4,563,623	1,664,705	1,228,212	141,171	114,734,987

(*1)	Credit rating of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit rating of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit rating of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2018
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Off-balance accounts
Guarantees	11,212,772	1,063,551	7,147	261,599	121,348	12,666,417
Loan commitments	91,734,567	3,632,586	1,529,330	880,518	19,703	97,796,704

Total	102,947,339	4,696,137	1,536,477	1,142,117	141,051	110,463,121

(*1)	Credit rating of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit rating of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit rating of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

4)	Collateral and other credit enhancements

There have been no significant decreases in the value of collateral or other credit enhancements held by the Group during the current period or significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group. As of March 31, 2019, there are no financial assets that do not recognize loss allowance due to collateral.

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks.

a)	Trading activities

The Group uses both a standard-based and an internal model-based approach to measure market risk from trading activities. The internal model-based approach is used to calculate general capital market risk of the required capital and it is used as a means to internal risk management. The VaR (Value at Risk) methodology is used to manage and measure market risk.

VaR is a statistical method of estimating the potential loss on the portfolio due to unfavorable changes in the market, and shows maximum expected losses under certain level of confidence (99%).

The minimum, maximum and average VaR of the Group for the three months ended March 31, 2019 and for the year ended December 31, 2018, respectively, and the VaR of the Group as of March 31, 2019 and December 31, 2018, respectively, are as follows (Unit: Korean Won in millions):

	March 31, 2019	For the three months ended March 31, 2019			December 31, 2018	For the year ended December 31, 2018
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	2,220	2,894	4,020	1,176	3,107	3,702	5,528	1,730
Stock price	3,101	3,060	5,355	1,738	2,353	2,669	5,081	1,138
Foreign currencies	4,576	4,932	5,481	4,395	4,972	4,678	6,136	3,439
Commodity price	—	6	32	—	—	3	24	—
Diversification	(3,891)	(4,955)	(7,106)	(2,568)	(4,445)	(4,869)	(8,155)	(1,815)

Total VaR (*)	6,006	5,937	7,782	4,741	5,987	6,183	8,614	4,492

(*)	VaR (Value at Risk): Maximum expected losses

The Group monitors the appropriateness of the VaR model through post-verification and periodically analyzes the impact of the Stress Scenario in order to estimate the loss from extreme market volatility that cannot be managed through VaR.

b)	Non-trading activities

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Bank and the consolidated trusts, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit-based indicator for displaying the profit changes in short term due to the short-term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets. EaR shows the maximum expected changes in profit or loss, which indicates the maximum reduction in the net interest income during certain future period of time (e.g. 1 year) caused by the unfavorable changes in the interest rate. Interest rate VaR shows the potential maximum loss, which indicates the maximum reduction in the net portfolio value from certain present or future point in time, caused by the unfavorable changes in the interest rate.

The NII and NPV, calculated by applying the scenario responding to interest rate (“IR”) changes on the assets and liabilities of subsidiaries including the Bank and the consolidated trusts, are as follows (Unit: Korean Won in millions):

	March 31, 2019		December 31, 2018
	NII (*1)	NPV (*2)	NII (*1)	NPV (*2)
Base case	4,812,851	24,880,287	4,895,332	24,636,678
Base case (Prepay)	4,814,099	24,414,289	4,887,799	24,225,946
IR 100bp up	5,404,768	24,603,499	5,575,470	24,415,761
IR 100bp down	4,325,927	25,208,216	4,329,543	24,907,344
IR 200bp up	6,380,526	24,366,115	6,603,132	24,232,738
IR 200bp down	3,514,412	25,604,916	3,508,859	25,245,667
IR 300bp up	7,273,750	24,159,975	7,560,155	24,079,415
IR 300bp down	3,373,995	26,098,231	3,352,267	25,680,084

(*1)	NII: Net Interest Income
(*2)	NPV: Net Portfolio Value

The interest rate EaR and VaR calculated based on the BIS Framework of subsidiaries other than the Bank and the consolidated trusts are as follows (Unit: Korean Won in millions):

March 31, 2019		December 31, 2018
EaR (*1)	VaR (*2)	EaR (*1)	VaR (*2)
271,242	135,165	248,364	141,484

(*1)	EaR (Earning at Risk): Change of maximum expected income and expense
(*2)	VaR (Value at Risk): Maximum expected losses

Cash flows (both principal and interest) from non-trading, interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	152,866,272	42,134,402	10,260,334	15,427,068	49,099,093	4,332,296	274,119,465
Financial assets at FVTPL	290,793	24,963	49,131	21,403	158,284	27,510	572,084
Financial assets at FVTOCI	3,584,600	1,841,444	2,300,679	2,245,971	9,045,290	305,315	19,323,299
Securities at amortized cost	2,595,396	1,762,369	1,945,360	1,509,111	14,172,378	360,039	22,344,653

Total	159,337,061	45,763,178	14,555,504	19,203,553	72,475,045	5,025,160	316,359,501

Liability:
Deposits due to customers	100,396,119	38,817,498	43,326,851	26,297,816	41,701,714	63,383	250,603,381
Borrowings	9,769,418	1,746,167	584,068	783,204	3,136,013	527,990	16,546,860
Debentures	2,507,929	2,135,260	2,594,464	1,958,119	18,526,273	2,793,059	30,515,104

Total	112,673,466	42,698,925	46,505,383	29,039,139	63,364,000	3,384,432	297,665,345

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	159,894,065	45,387,214	8,878,060	9,903,959	46,459,450	4,201,379	274,724,127
Financial assets at FVTPL	371,984	32,278	24,951	64,838	145,121	27,536	666,708
Financial assets at FVTOCI	2,579,442	1,775,435	1,486,953	2,223,494	9,289,742	185,320	17,540,386
Securities at amortized cost	2,449,416	2,251,180	1,735,698	1,946,948	15,177,608	402,671	23,963,521

Total	165,294,907	49,446,107	12,125,662	14,139,239	71,071,921	4,816,906	316,894,742

Liability:
Deposits due to customers	100,232,916	44,207,416	29,419,951	35,427,657	40,130,055	72,276	249,490,271
Borrowings	9,971,680	1,924,390	670,404	518,167	2,723,156	626,364	16,434,161
Debentures	2,153,916	2,416,483	2,201,070	2,584,230	18,955,400	2,403,077	30,714,176

Total	112,358,512	48,548,289	32,291,425	38,530,054	61,808,611	3,101,717	296,638,608

2)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		March 31, 2019
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost	22,122	25,169,370	137,011	1,408,798	32,781	5,531,573	1,615	2,063,322	2,859,578	37,032,641
	Financial assets at FVTPL	98	111,898	2,607	26,811	—	—	64	81,562	62,974	283,245
	Financial assets at FVTOCI	2,223	2,529,603	—	—	1,615	272,476	—	—	550,535	3,352,614
	Securities at amortized cost	85	96,535	—	—	—	—	—	—	214,134	310,669

	Total	24,528	27,907,406	139,618	1,435,609	34,396	5,804,049	1,679	2,144,884	3,687,221	40,979,169

Liability	Financial liabilities at FVTPL	191	217,311	2,131	21,908	—	—	52	66,664	132,374	438,257
	Deposits due to customers	9,635	10,964,193	149,409	1,536,293	23,796	4,015,409	1,059	1,353,409	5,480,180	23,349,484
	Borrowings	3,820	4,345,925	76,827	789,969	—	—	422	538,755	2,353,477	8,028,126
	Debentures	3,178	3,615,794	—	—	—	—	105	134,133	827,451	4,577,378
	Other financial liabilities	3,398	3,865,801	41,631	428,061	6,216	1,048,929	290	370,618	53,609	5,767,018

	Total	20,222	23,009,024	269,998	2,776,231	30,012	5,064,338	1,928	2,463,579	8,847,091	42,160,263

Off-balance accounts		6,070	6,906,022	39,992	411,216	1,934	326,382	592	756,305	1,693,439	10,093,364

		December 31, 2018
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost	20,406	22,816,027	167,419	1,696,255	29,880	4,863,230	1,994	2,550,147	4,742,340	36,667,999
	Financial assets at FVTPL	74	82,197	1,425	14,434	—	—	59	75,169	79,584	251,384
	Financial assets at FVTOCI	1,472	1,645,595	—	—	1,604	261,085	—	—	729,581	2,636,261
	Securities at amortized cost	52	58,489	—	—	—	—	—	—	175,552	234,041

	Total	22,004	24,602,308	168,844	1,710,689	31,484	5,124,315	2,053	2,625,316	5,727,057	39,789,685

Liability	Financial liabilities at FVTPL	118	131,927	1,956	19,815	—	—	55	70,250	121,658	343,650
	Deposits due to customers	11,159	12,477,154	169,770	1,720,072	23,967	3,900,923	887	1,135,149	4,392,936	23,626,234
	Borrowings	6,606	7,386,616	3,834	38,847	381	61,947	286	365,585	505,541	8,358,536
	Debentures	3,645	4,075,084	—	—	—	—	—	—	285,339	4,360,423
	Other financial liabilities	2,522	2,820,290	28,955	293,362	1,818	295,919	193	246,584	18,527	3,674,682

	Total	24,050	26,891,071	204,515	2,072,096	26,166	4,258,789	1,421	1,817,568	5,324,001	40,363,525

Off-balance accounts		7,453	8,333,153	33,347	337,868	1,557	253,366	474	606,714	823,655	10,354,756

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities on the consolidated statements of financial position that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (e.g. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a) Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	173,499	—	—	—	—	—	173,499
Deposits due to customers	146,830,066	27,843,350	36,695,610	33,157,909	6,875,672	1,893,235	253,295,842
Borrowings	6,481,369	2,442,884	1,949,675	1,626,141	3,571,324	543,919	16,615,312
Debentures	2,507,929	2,135,260	2,594,464	1,958,118	18,526,273	2,793,060	30,515,104
Other financial liabilities	17,410,688	57,609	5,823	3,801	125,543	2,103,829	19,707,293

Total	173,403,551	32,479,103	41,245,572	36,745,969	29,098,812	7,334,043	320,307,050

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	191,825	—	—	—	—	—	191,825
Deposits due to customers	145,187,689	33,825,662	22,186,833	42,046,740	7,098,907	1,870,334	252,216,165
Borrowings	6,373,835	2,846,294	1,874,069	1,607,985	3,156,128	642,017	16,500,328
Debentures	2,153,916	2,416,483	2,201,070	2,584,230	18,955,400	2,403,077	30,714,176
Other financial liabilities	14,240,022	44,572	169,996	1,201	90,615	2,288,560	16,834,966

Total	168,147,287	39,133,011	26,431,968	46,240,156	29,301,050	7,203,988	316,457,460

b) Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	173,499	—	—	—	—	—	173,499
Deposits due to customers	165,015,020	34,117,101	28,711,687	19,920,495	4,691,516	48,550	252,504,369
Borrowings	6,481,369	2,442,884	1,949,675	1,626,141	3,571,324	543,919	16,615,312
Debentures	2,507,930	2,135,260	2,594,464	1,958,118	18,526,272	2,793,060	30,515,104
Other financial liabilities	17,410,688	57,609	5,823	3,801	125,543	2,103,829	19,707,293

Total	191,588,506	38,752,854	33,261,649	23,508,555	26,914,655	5,489,358	319,515,577

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	191,825	—	—	—	—	—	191,825
Deposits due to customers	163,787,990	38,126,886	20,993,436	23,262,092	5,230,533	17,649	251,418,586
Borrowings	6,373,835	2,846,294	1,874,069	1,607,985	3,156,128	642,017	16,500,328
Debentures	2,153,916	2,416,483	2,201,070	2,584,230	18,955,400	2,403,077	30,714,176
Other financial liabilities	14,240,022	44,572	169,996	1,201	90,615	2,288,560	16,834,966

Total	186,747,588	43,434,235	25,238,571	27,455,508	27,432,676	5,351,303	315,659,881

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, as the Group holds such financial instruments with the purpose of disposing or redeeming them before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. The cash flows from derivatives designated for hedging are estimated as a net amount of cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of March 31, 2019 and December 31, 2018 is as follows (Unit: Korean Won in millions):

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
March 31, 2019	2,380,345	—	1	1	37,825	—	2,418,172
December 31, 2018	2,090,861	816	—	—	50,592	—	2,142,269

4)	Maturity analysis of off-balance accounts (Guarantees and loan commitments, etc.)

A financial guarantee represents an irrevocable undertaking in which the Group should meet a customer’s obligations to third parties if the customer fails to do so. Loan commitment represents the limit of credit facility available to the customers if the Group has committed to provide such to the customers. If all conditions required by the lending institution are met or waived, loan commitments may be unconditionally cancelled or maintained. Loan commitments include liquidity support for preliminary commitment, credit lines, company specializing in liquidization, etc. and utilized overdraft commitment. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	March 31, 2019	December 31, 2018
Guarantees	12,445,005	12,666,417
Loan commitments	102,289,982	97,796,704

(4)	Operational risk

The Group defines the operational risk as the risk of potential losses arising from inadequate or wrong internal procedures, human resource and system, and/or external factors.

1)	Operational risk management

The Group has been running the operational risk management system under Basel II. The Group developed operational risk management system for the purpose of reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions, etc. This system has been tested by an independent third party, and is approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify the required capital for operational risk, the Bank as a subsidiary applies Advanced Measurement Approaches (AMA) using of internal and external loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for other subsidiaries, the Group adopted the Basic Indicator Approach.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (the “CODM”) discloses segment information based on the organization of the Group. As Woori Financial Group Inc. is established during the current period, the Company is reporting to the CODM in accordance with segmentation based on organization and based on customer, as shown below. This financial information of the segments is regularly audited by the CODM.

(1)	Segments based on organization

The Group’s reporting segments comprise of the following: bank segment, other subsidiaries segment and financial group segment. The reportable segments are classified based on the internal reporting materials which the management periodically report for making decisions on performance evaluation and resource allocation.

Business area
Bank	Woori Bank Woori Card Co., Ltd., Woori Investment Bank Co., Ltd. and others that are subsidiaries of Woori Bank
Other subsidiaries	Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd.
Financial group	Independent performance of the Company

(2)	The details of operating income by each segment based on organization are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2019
Operating segments	Bank (*1)	Adjust- ments (*2)	Bank after Adjust- ments	Other subsi- diaries	Financial group	Sub-total	Adjust- ments (*3)	Total
Net interest income	1,454,244	(156,918)	1,297,326	442	(152)	1,297,616	156,975	1,454,591
Net non-interest Income	268,549	143,111	411,660	69,230	(3,814)	477,076	(206,209)	270,867
Impairment losses due to credit loss and others	(60,004)	13,807	(46,197)	(39)	—	(46,236)	(13,771)	(60,007)
Administrative expense	(813,040)	—	(813,040)	(74,911)	(10,535)	(898,486)	67,034	(831,452)

Net operating income	849,749	—	849,749	(5,278)	(14,501)	829,970	4,029	833,999
Non-operating income (expense)	(59,803)	—	(59,803)	177	(400)	(60,026)	51,837	(8,189)

Net income before income tax expense	789,946	—	789,946	(5,101)	(14,901)	769,944	55,866	825,810
Income tax expense	(211,787)	—	(211,787)	872	260	(210,655)	(626)	(211,281)

Net Income	578,159	—	578,159	(4,229)	(14,641)	559,289	55,240	614,529

(*1)	This includes profit or loss from Woori Card Co., Ltd., and Woori Investment Bank Co., Ltd., which are subsidiaries of Woori Bank.
(*2)	These adjustments are performed in order to adjust the Bank’s profit or loss to profit or loss for managerial accounting purposes.
(*3)	These adjustments are performed in order to present intersegment profit or loss adjustments based on managerial accounting as profit or loss in accordance with IFRS.

	For the three months ended March 31, 2018
Operating segments(*1)	Bank (*2)	Other subsidiaries (*3)	Sub-total	Adjustments (*4)	Total
Net interest income	1,217,594	454	1,218,048	149,103	1,367,151
Net non-interest income	443,196	74,678	517,874	(201,809)	316,065
Impairment losses due to credit loss and others	(99,176)	36	(99,140)	(23,095)	(122,235)
Administrative expense	(724,841)	(79,857)	(804,698)	65,014	(739,684)

Net operating income	836,773	(4,689)	832,084	(10,787)	821,297
Non-operating income (expense)	11,179	234	11,413	(26,675)	(15,262)

Net income before income tax expense	847,952	(4,455)	843,497	(37,462)	806,035
Income tax expense	(212,239)	376	(211,863)	348	(211,515)

Net Income	635,713	(4,079)	631,634	(37,114)	594,520

(*1)	In order to provide comparative information, segment income based on type of customer as disclosed in the previous period has been reclassified into segment income based on organization.
(*2)	This includes profit or loss from Woori Card Co., Ltd., and Woori Investment Bank Co., Ltd., which are subsidiaries of Woori Bank.
(*3)

Other subsidiaries include profit or loss from subsidiaries of the Group except for Woori Bank, namely Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., and Woori Private Equity Asset Management Co., Ltd.

(*4)	These adjustments are performed in order to present intersegment profit or loss adjustments based on managerial accounting as profit or loss in accordance with IFRS.

(3)	Segments based on type of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, credit card market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment in securities and derivatives, etc.

•	Credit card: Credit card, cash service and card loan, etc.

•	Headquarter and others: Segments that do not belong to above operating segments

(4)	The details of operating income by each segment based on type of customers are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2019
Operating segments	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Cards	Headquarters and others	Sub-total	Adjust- ments(*)	Total
Net Interest income	458,259	488,382	(6,314)	13,415	133,913	211,105	1,298,760	155,484	1,454,244
Interest income	942,494	907,471	37,637	1,385	177,619	459,064	2,525,670	77,729	2,603,399
Interest expense	(274,368)	(640,156)	—	—	(43,706)	(268,680)	(1,226,910)	77,755	(1,149,155)
Inter-segment	(209,867)	221,067	(43,951)	12,030	—	20,721	—	—	—
Net non-interest income	162,446	144,928	58,240	17,294	12,079	23,931	418,918	(150,369)	268,549
Non-interest income	142,467	154,777	68,413	2,565,585	160,543	115,487	3,207,272	(2,724,252)	483,020
Non-interest expense	(9,284)	(26,945)	(10,173)	(2,548,291)	(148,464)	(45,197)	(2,788,354)	2,573,883	(214,471)
Inter-segment	29,263	17,096	—	—	—	(46,359)	—	—	—
Other income (expense)	(479,106)	(144,989)	(4,748)	(5,104)	(115,173)	(104,713)	(853,833)	(19,211)	(873,044)
Administrative expense	(455,262)	(216,812)	(3,436)	(4,737)	(43,836)	(82,888)	(806,971)	(6,069)	(813,040)
Impairment losses due to credit loss and others	(23,844)	71,823	(1,312)	(367)	(71,337)	(21,825)	(46,862)	(13,142)	(60,004)

Operating income	141,599	488,321	47,178	25,605	30,819	130,323	863,845	(14,096)	849,749
Non-operating income (expense)	(14,054)	(110)	24,711	—	1,339	(43,016)	(31,130)	(28,673)	(59,803)

Net income before income tax expense	127,545	488,211	71,889	25,605	32,158	87,307	832,715	(42,769)	789,946
Income tax expense	(35,075)	(132,769)	(19,769)	(7,041)	(5,813)	(16,399)	(216,866)	5,079	(211,787)

Net income	92,470	355,442	52,120	18,564	26,345	70,908	615,849	(37,690)	578,159

(*)	These adjustments are performed in order to present intersegment profit or loss adjustments based on managerial accounting as profit or loss in accordance with IFRS.

	For the three months ended March 31, 2018
Operating segments	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Cards	Headquarters and others	Sub-total	Adjust- ments(*)	Total
Net Interest income	465,989	505,909	(1,166)	8,543	121,413	117,360	1,218,048	149,103	1,367,151
Interest income	835,505	800,441	36,333	3,655	157,507	365,063	2,198,504	76,243	2,274,747
Interest expense	(244,864)	(474,932)	(48)	—	(36,094)	(224,518)	(980,456)	72,860	(907,596)
Inter-segment	(124,652)	180,400	(37,451)	4,888	—	(23,185)	—	—	—
Net non-interest income	187,905	144,039	60,706	16,020	22,547	86,657	517,874	(201,809)	316,065
Non-interest income	249,394	251,806	74,975	1,529,763	293,667	617,979	3,017,584	(2,352,758)	664,826
Non-interest expense	(103,151)	(125,384)	(14,269)	(1,513,743)	(271,120)	(472,043)	(2,499,710)	2,150,949	(348,761)
Inter-segment	41,662	17,617	—	—	—	(59,279)	—	—	—
Other income (expense)	(430,307)	(220,523)	(2,266)	(3,688)	(91,321)	(155,733)	(903,838)	41,919	(861,919)
Administrative expense	(396,035)	(186,879)	(2,266)	(3,688)	(40,321)	(175,509)	(804,698)	65,014	(739,684)
Impairment losses due to credit loss and others	(34,272)	(33,644)	—	—	(51,000)	19,776	(99,140)	(23,095)	(122,235)

Operating income	223,587	429,425	57,274	20,875	52,639	48,284	832,084	(10,787)	821,297
Non-operating income (expense)	(8,914)	129	6,344	—	(1,034)	14,888	11,413	(26,675)	(15,262)

Net income before income tax expense	214,673	429,554	63,618	20,875	51,605	63,172	843,497	(37,462)	806,035
Income tax expense	(51,951)	(92,188)	(15,395)	(5,051)	(12,289)	(34,989)	(211,863)	348	(211,515)

Net income	162,722	337,366	48,223	15,824	39,316	28,183	631,634	(37,114)	594,520

(*)	These adjustments are performed in order to present intersegment profit or loss adjustments based on managerial accounting as profit or loss in accordance with IFRS.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2019	December 31, 2018
Cash	1,665,853	2,107,861
Foreign currencies	714,553	725,083
Demand deposits	2,411,886	3,512,216
Fixed deposits	204,731	402,734

Total	4,997,023	6,747,894

(2)	Among the investing and financing activities, significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Changes in other comprehensive income due to valuation of financial assets at FVTOCI	10,692	30,953
Changes in other comprehensive income of investment in associates	(326)	(890)
Changes in other comprehensive income of foreign operations translation	65,337	(1,742)
Changes in other comprehensive income related to valuation of cash flow hedging	402	(3,426)
Changes in investments in associates due to equity swap	1,999	—
Changes in unpaid dividends to common stocks	437,625	336,636
Changes in unpaid dividends of hybrid securities	8,221	7,679

7.	FINANCIAL ASSETS AT FVTPL

(1)	Financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2019	December 31, 2018
Financial assets at FVTPL	6,398,676	6,126,316

(2)	Details of financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2019	December 31, 2018
Deposits:
Gold banking asset	23,308	26,935
Securities:
Debt securities
Korean treasury and government agencies	559,576	516,173
Financial institutions	491,910	533,393
Corporates	807,758	774,589
Equity securities	485,657	455,666
Capital contributions	453,339	422,614
Beneficiary certificates	919,364	985,417

Sub-total	3,717,604	3,687,852

Loans	368,158	385,450

Derivatives assets	2,289,606	2,026,079

Total	6,398,676	6,126,316

(3)	As of March 31, 2019 and December 31, 2018, there is no financial assets that are designated at FVTPL.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of March 31, 2019 and December 31, 2018 are as follows (Unit: Korean won in millions):

	March 31, 2019	December 31, 2018
Debt securities:
Korean treasury and government agencies	1,623,557	1,358,378
Financial institutions	12,096,541	11,252,790
Corporates	1,806,457	1,824,843
Bond denominated in foreign currencies	3,352,560	2,636,209
Sub-total	18,879,115	17,072,220
Equity securities	911,497	951,174
Securities loaned	20,097	40,029

Total	19,810,709	18,063,423

(2)	Details of equity securities designated as financial assets at FVTOCI are as follows (Unit: Korean won in millions):

Purpose of acquisition	March 31, 2019	December 31, 2018
Investment policy	664,895	662,934
Debt-equity swap	246,351	287,990
Others	251	250

Total	911,497	951,174

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean won in millions):

1)	Allowance for credit losses

	For the three months ended March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,939)	(238)	—	(6,177)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	(823)	6	—	(817)
Disposal	75	—	—	75
Others (*)	13	—	—	13

Ending balance	(6,674)	(232)	—	(6,906)

(*)	Others consist of foreign currencies translation and etc.

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,192)	(101)	—	(4,293)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	209	7	—	216
Others (*)	122	—	—	122

Ending balance	(3,861)	(94)	—	(3,955)

(*)	Others consist of foreign currencies translation and etc.

2)	Gross carrying amount

	For the three months ended March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,087,096	25,153	—	17,112,249
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	3,485,181	—	—	3,485,181
Disposal / Redemption	(1,860,914)	—	—	(1,860,914)
Gain (loss) on valuation	20,818	3	—	20,821
Amortization based on effective interest method	2,703	—	—	2,703
Others (*)	139,172	—	—	139,172

Ending balance	18,874,056	25,156	—	18,899,212

(*)	Others consist of foreign currencies translation, etc.

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,814,010	30,212	—	12,844,222
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	1,048,437	—	—	1,048,437
Disposal / Redemption	(1,534,686)	—	—	(1,534,686)
Gain (loss) on valuation	5,744	(15)	—	5,729
Amortization based on effective interest method	(948)	—	—	(948)
Others (*)	(10,713)	—	—	(10,713)

Ending balance	12,321,844	30,197	—	12,352,041

(*)	Others consist of foreign currencies translation, etc.

(4)

The Group disposed equity securities designated as financial assets at FVTOCI in accordance with the resolution of disposal from the creditors’ council during the current period. The fair value and accumulated loss on valuation of the equity securities at the disposal date are 283,592 million Won and 49,417 million Won, respectively.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of March 31, 2019 and December 31, 2018 are as follows (Unit: Korean won in millions):

	March 31, 2019	December 31, 2018
Korean treasury and government agencies	7,393,334	7,523,458
Financial institutions	8,543,814	9,474,922
Corporates	5,149,621	5,707,063
Bond denominated in foreign currencies	310,669	234,041
Allowance for credit losses	(6,403)	(6,925)

Total	21,391,035	22,932,559

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean won in millions):

1)	Loss allowance

	For the three months ended March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,924)	—	—	(6,924)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	523	—	—	523
Others(*)	(2)	—	—	(2)

Ending balance	(6,403)	—	—	(6,403)

(*)	Others consist of foreign currencies translation and etc.

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,078)	—	—	(5,078)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	9	—	—	9
Disposal	23	—	—	23

Ending balance	(5,046)	—	—	(5,046)

2)	Gross carrying amount

	For the three months ended March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	22,939,484	—	—	22,939,484
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	785,721	—	—	785,721
Redemption / Disposal	(2,357,460)	—	—	(2,357,460)
Amortization based on effective interest method	248	—	—	248
Others (*)	29,445	—	—	29,445

Ending balance	21,397,438	—	—	21,397,438

(*)	Others consist of foreign currencies translation and etc.

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	16,749,296	—	—	16,749,296
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,242,037	—	—	2,242,037
Redemption / Disposal	(2,149,690)	—	—	(2,149,690)
Amortization based on effective interest method	(3,979)	—	—	(3,979)
Others (*)	(1,276)	—	—	(1,276)

Ending balance	16,836,388	—	—	16,836,388

(*)	Others consist of foreign currencies translation and etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of March 31, 2019 and December 31, 2018 are as follows (Unit: Korean won in millions):

	March 31, 2019	December 31, 2018
Due from banks	13,828,416	14,151,012
Loans	260,714,431	260,819,917
Other financial assets	13,168,094	7,486,649

Total	287,710,941	282,457,578

(2)	Details of due from banks are as follows (Unit: Korean won in millions):

	March 31, 2019	December 31, 2018
Due from banks in local currency:
Due from the Bank of Korea (“BOK”)	10,185,394	11,034,602
Due from depository banks	90,003	90,988
Due from non-depository institutions	129	76
Due from the Korea Exchange	—	30,000
Others	76,460	85,915
Allowance for credit losses	(2,496)	(3,069)

Sub-total	10,349,490	11,238,512

Due from banks in foreign currencies:
Due from banks on demand	1,061,562	828,022
Due from banks on time	1,372,680	1,288,303
Others	1,048,402	798,493
Allowance for credit losses	(3,718)	(2,318)

Sub-total	3,478,926	2,912,500

Total	13,828,416	14,151,012

(3)	Details of restricted due from banks are as follows (Unit: Korean won in millions):

	Counterparty	March 31, 2019	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	10,185,394	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	72,412	Central counterparty KRW margin and others

Sub-total		10,257,806

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	1,002,649	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	1,047,791	Reserve deposits and others

Sub-total		2,050,440

Total		12,308,246

	Counterparty	March 31, 2019	Reason of restriction
	Counterparty	December 31, 2018	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	11,034,602	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	81,889	Central counterparty KRW margin and others

Sub-total		11,116,491

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	780,576	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	798,493	Foreign margin deposit for future or option and others

Sub-total		1,579,069

Total		12,695,560

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean won in millions):

1)	Allowance for credit losses

	For the three months ended March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,387)	—	—	(5,387)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(789)	—	—	(789)
Others (*)	(38)	—	—	(38)

Ending balance	(6,214)	—	—	(6,214)

(*)	Others consist of foreign currencies translation and etc.

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,092)	—	—	(3,092)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(2,933)	—	—	(2,933)
Others (*)	(18)	—	—	(18)

Ending balance	(6,043)	—	—	(6,043)

(*)	Others consist of foreign currencies translation and etc.

2)	Gross carrying amount

	For the three months ended March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,156,399	—	—	14,156,399
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	(383,841)	—	—	(383,841)
Others (*)	62,072	—	—	62,072

Ending balance	13,834,630	—	—	13,834,630

(*)	Others consist of foreign currencies translation and etc.

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,870,835	—	—	8,870,835
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	12,011,935	—	—	12,011,935
Others (*)	42,751	—	—	42,751

Ending balance	20,925,521	—	—	20,925,521

(*)	Others consist of foreign currencies translation and etc.

(5)	Details of loans are as follows (Unit: Korean won in millions):

	March 31, 2019	December 31, 2018
Loans in local currency	213,473,021	210,701,421
Loans in foreign currencies	16,065,528	15,239,032
Domestic banker’s letter of credit	3,003,852	2,934,366
Credit card accounts	7,950,836	8,051,384
Bills bought in foreign currencies	6,521,611	7,874,457
Bills bought in local currency	48,639	22,885
Factoring receivables	100,245	45,851
Advances for customers on guarantees	14,234	13,810
Private placement bonds	380,829	365,531
Securitized loans	1,583,594	1,377,072
Call loans	2,809,572	2,669,080
Bonds purchased under resale agreements	8,799,122	11,701,951
Others	1,089,603	1,037,283
Loan origination costs and fees	587,586	574,178
Discounted present value	(8,832)	(10,308)
Allowance for credit losses	(1,705,009)	(1,778,076)

Total	260,714,431	260,819,917

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean won in millions):

	For the three months ended March 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(114,509)	(48,368)	(129,906)	(348,311)	(349,619)	(527,673)
Transfer to 12-month expected credit losses	(7,607)	7,108	499	(13,812)	13,713	99
Transfer to lifetime expected credit losses	4,524	(6,359)	1,835	4,254	(6,479)	2,225
Transfer to credit-impaired financial assets	1,091	10,867	(11,958)	1,007	11,606	(12,613)
Net reversal (provision) of loss allowance	1,788	(12,849)	(30,845)	6,154	20,906	18,630
Recovery	—	—	(16,550)	—	—	(25,241)
Charge-off	—	—	57,194	—	—	47,625
Disposal	—	—	443	—	—	10,887
Unwinding effect	—	—	2,279	—	—	4,604
Others (*)	30	(16)	(249)	1,898	(171)	(395)

Ending balance	(114,683)	(49,617)	(127,258)	(348,810)	(310,044)	(481,852)

(*)	Others consist of debt-equity swap, foreign currencies translation and etc.

	For the three months ended March 31, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(64,787)	(78,131)	(116,772)	(527,607)	(476,118)	(774,351)
Transfer to 12-month expected credit losses	(13,217)	13,194	23	(34,636)	34,015	621
Transfer to lifetime expected credit losses	6,728	(7,046)	318	15,506	(19,884)	4,378
Transfer to credit-impaired financial assets	575	19,645	(20,220)	2,673	42,118	(44,791)
Net provision of loss allowance	1,985	(22,297)	(36,847)	9,927	(14,240)	(49,062)
Recovery	—	—	(14,013)	—	—	(55,804)
Charge-off	—	—	58,118	—	—	162,937
Disposal	—	—	—	—	—	11,330
Unwinding effect	—	—	—	—	—	6,883
Others (*)	(1)	—	—	1,927	(187)	(644)

Ending balance	(68,717)	(74,635)	(129,393)	(532,210)	(434,296)	(738,503)

(*)	Others consist of debt-equity swap, foreign currencies translation and etc.

	For the three months ended March 31, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(101,385)	(41,352)	(117,168)	(364,218)	(255,932)	(905,243)
Transfer to 12-month expected credit losses	(6,959)	6,683	276	(10,984)	10,910	74
Transfer to lifetime expected credit losses	4,593	(6,188)	1,595	3,447	(5,051)	1,604
Transfer to credit-impaired financial assets	1,258	9,287	(10,545)	1,579	8,909	(10,488)
Net reversal (provision) of loss allowance	(7,767)	(14,527)	(26,940)	(8,010)	(22,208)	10
Charge-off	147	2,201	23,952	104	2,343	25,190
Disposal	—	—	588	—	5	10,225
Unwinding effect	—	—	1,741	—	—	6,656
Others (*)	32	8	104	24,736	(26)	(4,699)

Ending balance	(110,081)	(43,888)	(126,397)	(353,346)	(261,050)	(876,671)

	For the three months ended March 31, 2018
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(57,134)	(71,463)	(102,858)	(522,737)	(368,747)	(1,125,269)
Transfer to 12-month expected credit losses	(9,940)	9,902	38	(27,883)	27,495	388
Transfer to lifetime expected credit losses	6,393	(6,621)	228	14,433	(17,860)	3,427
Transfer to credit-impaired financial assets	402	14,984	(15,386)	3,239	33,180	(36,419)
Net provision of loss allowance	(172)	(18,163)	(30,030)	(15,949)	(54,898)	(56,960)
Charge-off	—	—	31,020	251	4,544	80,162
Disposal	—	—	—	—	5	10,813
Unwinding effect	—	—	—	—	—	8,397
Others (*)	—	—	—	24,768	(18)	(4,595)

Ending balance	(60,451)	(71,361)	(116,988)	(523,878)	(376,299)	(1,120,056)

(*)	Others consist of debt-equity swap, foreign currencies translation and etc.

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean won in millions):

	For the three months ended March 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	110,619,242	6,028,009	391,494	131,453,727	5,031,258	1,020,658
Transfer to 12-month expected credit losses	1,393,213	(1,388,163)	(5,050)	810,407	(809,430)	(977)
Transfer to lifetime expected credit losses	(1,891,188)	1,911,862	(20,674)	(668,303)	679,059	(10,756)
Transfer to credit-impaired financial assets	(33,414)	(99,722)	133,136	(51,203)	(104,634)	155,837
Charge-off	—	—	(57,194)	—	—	(47,625)
Disposal	—	(4)	(11,915)	—	—	(36,887)
Net increase (decrease)	1,694,613	(337,576)	(28,693)	(835,138)	(293,974)	(123,557)

Ending balance	111,782,466	6,114,406	401,104	130,709,490	4,502,279	956,693

	For the three months ended March 31, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	6,861,844	982,772	208,989	248,934,813	12,042,039	1,621,141
Transfer to 12-month expected credit losses	255,328	(255,297)	(31)	2,458,948	(2,452,890)	(6,058)
Transfer to lifetime expected credit losses	(283,044)	283,457	(413)	(2,842,535)	2,874,378	(31,843)
Transfer to credit-impaired financial assets	(11,197)	(58,313)	69,510	(95,814)	(262,669)	358,483
Charge-off	—	—	(58,118)	—	—	(162,937)
Disposal	—	—	—	—	(4)	(48,802)
Net increase (decrease)	(21,082)	(26,563)	5,160	838,393	(658,113)	(147,090)

Ending balance	6,801,849	926,056	225,097	249,293,805	11,542,741	1,582,894

	For the three months ended March 31, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	102,731,650	5,486,433	326,678	131,330,304	5,001,095	1,622,417
Transfer to 12-month expected credit losses	1,299,906	(1,297,721)	(2,185)	680,639	(679,984)	(655)
Transfer to lifetime expected credit losses	(1,761,299)	1,775,876	(14,577)	(624,117)	629,997	(5,880)
Transfer to credit-impaired financial assets	(28,204)	(74,962)	103,166	(94,278)	(81,942)	176,220
Charge-off	(147)	(2,201)	(35,243)	(104)	(2,343)	(65,565)
Disposal	—	(270)	(7,322)	—	(65)	(35,835)
Net increase (decrease)	1,282,840	(463,769)	(24,751)	(6,966,924)	(426,059)	(141,038)

Ending balance	103,524,746	5,423,386	345,766	124,325,520	4,440,699	1,549,664

	For the three months ended March 31, 2018
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	5,725,172	935,266	177,983	239,787,126	11,422,794	2,127,078
Transfer to 12-month expected credit losses	198,845	(198,794)	(51)	2,179,390	(2,176,499)	(2,891)
Transfer to lifetime expected credit losses	(255,532)	255,884	(352)	(2,640,948)	2,661,757	(20,809)
Transfer to credit-impaired financial assets	(8,263)	(48,364)	56,627	(130,745)	(205,268)	336,013
Charge-off	—	—	(45,111)	(251)	(4,544)	(145,919)
Disposal	—	—	—	—	(335)	(43,157)
Net increase (decrease)	455,768	24,923	7,474	(5,228,316)	(864,905)	(158,315)

Ending balance	6,115,990	968,915	196,570	233,966,256	10,833,000	2,092,000

(8)	Details of other financial assets are as follows (Unit: Korean won in millions):

	March 31, 2019	December 31, 2018
CMA accounts	165,000	185,999
Receivables	10,685,982	4,864,738
Accrued income	1,113,913	1,002,964
Telex and telephone subscription rights and refundable deposits	981,744	986,834
Other receivables	292,306	514,055
Allowance for credit losses	(70,851)	(67,941)

Total	13,168,094	7,486,649

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean won in millions):

	For the three months ended March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,469)	(1,971)	(62,501)	(67,941)
Transfer to 12-month expected credit losses	(116)	110	6	—
Transfer to lifetime expected credit losses	76	(91)	15	—
Transfer to credit-impaired financial assets	20	788	(808)	—
Net provision of loss allowance	(176)	(901)	(2,316)	(3,393)
Charge-off	—	—	112	112
Disposal	—	—	381	381
Other increase (decrease) (*)	(9)	(1)	—	(10)

Ending balance	(3,674)	(2,066)	(65,111)	(70,851)

(*)	Other increase (decrease) represents changes due to debt-equity swap and foreign exchange translations.

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,090)	(1,832)	(54,077)	(58,999)
Transfer to 12-month expected credit losses	(116)	105	11	—
Transfer to lifetime expected credit losses	75	(83)	8	—
Transfer to credit-impaired financial assets	156	590	(746)	—
Net provision of loss allowance	(216)	(131)	(6,666)	(7,013)
Charge-off	(51)	(391)	1,175	733
Disposal	—	—	337	337
Other increase (decrease) (*)	(185)	—	106	(79)

Ending balance	(3,427)	(1,742)	(59,852)	(65,021)

(*)	Other increase (decrease) represents changes due to debt-equity swap and foreign exchange translations.

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean won in millions):

	For the three months ended March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,454,390	28,193	72,007	7,554,590
Transfer to 12-month expected credit losses	5,114	(5,103)	(11)	—
Transfer to lifetime expected credit losses	(5,934)	5,974	(40)	—
Transfer to credit-impaired financial assets	(357)	(2,978)	3,335	—
Charge-off	—	—	(112)	(112)
Disposal	—	—	(581)	(581)
Net increase	5,681,191	5,469	(1,612)	5,685,048

Ending balance	13,134,404	31,555	72,986	13,238,945

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	6,662,470	29,124	79,777	6,771,371
Transfer to 12-month expected credit losses	6,314	(6,300)	(14)	—
Transfer to lifetime expected credit losses	(6,066)	6,077	(11)	—
Transfer to credit-impaired financial assets	(617)	(2,280)	2,897	—
Charge-off	—	(32)	(953)	(985)
Disposal	—	(2)	(407)	(409)
Net increase	5,610,432	134	3,083	5,613,649

Ending balance	12,272,533	26,721	84,372	12,383,626

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the level of market observable inputs. The market observable inputs reflect unique characteristics of a financial instrument or market condition (including transparency and whether there are transactions among market participants), and when a financial instrument is traded in an active market, the best estimate of its fair value is the quoted price in the active market. The Group maximizes the use of market observable inputs and minimizes the use of unobserved firm-specific inputs to selected valuation technique. Fair value of the Group is measured based on the perspective of a market participant. As such, even when market observable inputs are not readily available, firm-specific inputs reflect factors that market participants would use for measuring the fair value of assets or liabilities.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—When a financial instrument measure its fair value at the quoted price in the active market, the fair value of such financial instruments are classified as Level 1. The types of financial instruments generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— When fair value of a financial instrument is measured using valuation techniques, the fair value is classified as Level 2 when all major elements are market observable inputs. The types of financial instruments generally included in Level 2 are most debt securities both in local and foreign currencies and regular OTC derivatives such as swaps, forwards, options, etc.

•

Level 3— When fair value of a financial instrument is measured using valuation techniques, the fair value is classified as Level 3 when one or more major elements are inputs that are not observable in the market. The types of financial instruments generally included in Level 3 are non-public securities, complex structured debt securities, and complex OTC derivatives.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	23,308	—	—	23,308
Debt securities	292,816	1,555,859	10,569	1,859,244
Equity securities	56,763	—	428,894	485,657
Capital contributions	—	—	453,339	453,339
Beneficiary certificates	—	72,343	847,021	919,364
Loans	—	205,000	163,159	368,159
Derivative assets	4,459	2,267,973	17,174	2,289,606

Sub-total	377,346	4,101,175	1,920,156	6,398,677

Financial assets at FVTOCI
Debt securities	2,235,335	16,643,780	—	18,879,115
Equity securities	438,306	—	473,191	911,497
Securities loaned	—	20,097	—	20,097

Sub-total	2,673,641	16,663,877	473,191	19,810,709

Derivative assets	—	79,869	—	79,869

Total	3,050,987	20,844,921	2,393,347	26,289,255

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	23,485	—	—	23,485
Derivative liabilities	4,094	2,343,930	32,321	2,380,345

Sub-total	27,579	2,343,930	32,321	2,403,830

Financial liabilities designated as at FVTPL
Equity-linked securities	—	—	150,015	150,015
Derivative liabilities	—	37,826	—	37,826

Total	27,579	2,381,756	182,336	2,591,671

	December 31, 2018
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	26,935	—	—	26,935
Debt securities	239,794	1,575,972	8,389	1,824,155
Equity securities	53,806	—	401,860	455,666
Capital contributions	—	—	422,614	422,614
Beneficiary certificates	2,130	128,988	854,299	985,417
Loans	—	205,000	180,450	385,450
Derivative assets	13,216	1,964,065	48,798	2,026,079

Sub-total	335,881	3,874,025	1,916,410	6,126,316

Financial assets designated at FVTPL
Debt securities	1,838,409	15,233,811	—	17,072,220
Equity securities	482,327	—	468,847	951,174
Securities loaned	—	40,029	—	40,029

Sub-total	2,320,736	15,273,840	468,847	18,063,423

Derivative assets (designated for hedging)	—	35,503	—	35,503

Total	2,656,617	19,183,368	2,385,257	24,225,242

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	27,058	—	—	27,058
Derivative liabilities	2,245	2,071,925	16,691	2,090,861

Sub-total	29,303	2,071,925	16,691	2,117,919

Financial liabilities designated at FVTPL
Equity-linked securities	—	—	164,767	164,767

Derivative liabilities (designated for hedging)	—	51,408	—	51,408

Total	29,303	2,123,333	181,458	2,334,094

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities measured at fair value, financial assets and liabilities designated as at FVTPL, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation techniques. Valuation techniques and input variables for each type of financial instruments are as follows:

	Valuation techniques	Input variables
Loans	The fair value of loans is measured by the Binomial Tree given the values of underlying assets and volatility.	Values of underlying assets, volatility

Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, credit spread

Equity securities, capital contributions and beneficiary certificates

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, Beta, etc.

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, currency swap and currency forward that are based on inputs observable in the market. However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation is used.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Equity-linked securities	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, volatility, correlation coefficient, credit spread, and foreign exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the individual firm within the Group.	Risk-free market rate, forward rate

Valuation techniques of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Valuation techniques	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial Tree	Stock price and volatility of underlying asset	15.07%~36.96%	Fair value increases as volatility of underlying asset increases.

Derivative assets	Option valuation model and others	Correlation coefficient	0.9–0.98	Variation of fair value increases as correlation coefficient increases.
		Volatility of underlying asset	14.2%~31.83%	Variation of fair value increases as volatility increases.

Derivative liabilities	Option valuation model and others	Correlation coefficient	0.9~0.98	Variation of fair value increases as correlation coefficient increases.
		Volatility of underlying asset	14.2%~31.83%	Variation of fair value increases as volatility increases.

Equity linked securities	Monte Carlo Simulation and others	Correlation coefficient	0.0602~0.632	Equity linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However when correlation coefficient decreases, despite the increase in volatility, the variation of fair value of equity linked securities may decrease.
		Volatility of underlying asset	21.35%~26.91%

Equity securities, capital contributions and Beneficiary certificates	External appraisal value and others	Terminal growth rate	—	Fair value increases as terminal growth rate increases.
		Discount rate	0.94%~17.52%	Fair value increases as discount rate decreases.
		Volatility of real estate sale price	—	Fair value increases as volatility of real estate sale price increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2019
	January 1, 2019	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	March 31, 2019
Financial assets:
Financial assets at FVTPL
Debt securities	8,389	180	—	2,000	—	—	10,569
Equity securities	401,860	16,008	—	11,390	(364)	—	428,894
Capital contributions	422,614	8,691	—	40,792	(18,758)	—	453,339
Beneficiary certificates	854,299	6,232	—	86,586	(100,096)	—	847,021
Loans	180,450	639	—	—	(17,930)	—	163,159
Derivative assets	48,798	(10,606)	—	3,842	(24,860)	—	17,174

Sub-total	1,916,410	21,144	—	144,610	(162,008)	—	1,920,156

Financial assets at FVTOCI
Equity securities	468,847	—	4,283	61	—	—	473,191

Total	2,385,257	21,144	4,283	144,671	(162,008)	—	2,393,347

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	16,691	27,920	—	—	(12,290)	—	32,321
Financial liabilities designated as at FVTPL
Equity-linked securities	164,767	19,724	—	1,810	(36,286)	—	150,015

Total	181,458	47,644	—	1,810	(48,576)	—	182,336

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amounting to 31,105 million won for the three months ended March 31, 2019, which is from financial assets and liabilities that the Group holds as at the end of the periods, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the three months ended March 31, 2018
	January 1, 2018	Net income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	March 31, 2018
Financial assets:
Financial assets at FVTPL
Debt securities	9,694	(8)	—	—	(1,071)	—	8,615
Equity securities	272,682	20,522	—	4	(230)	—	292,978
Capital contributions	294,121	5,812	—	8,234	(7,566)	—	300,601
Beneficiary certificates	654,066	3,817	—	801,606	(756,683)	—	702,806
Loans	151,938	4,038	—	—	(11,001)	—	144,975
Derivative assets	19,346	61,836	—	3,251	(50,966)	—	33,467

Sub-total	1,401,847	96,017	—	813,095	(827,517)	—	1,483,442

Financial assets at FVTOCI
Equity securities	451,287	(133)	14,610	31	—	—	465,795

Total	1,853,134	95,884	14,610	813,126	(827,517)	—	1,949,237

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	20,951	59,654	—	—	(50,921)	—	29,684
Financial liabilities designated as at FVTPL
Equity-linked securities	160,057	(4,688)	—	168,520	(93,448)	—	230,441

Total	181,008	54,966	—	168,520	(144,369)	—	260,125

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amounting to 40,522 million won for the three months ended March 31, 2018, which is from financial assets and liabilities that the Group holds as at the end of the periods, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	The results of a sensitivity analysis on the rational fluctuation in the unobservable inputs used for measuring Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying favorable and unfavorable changes based on how changes in unobservable inputs would lead to the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable input, the below table reflects the most favorable or the most unfavorable circumstances. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) debt securities, equity securities, interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities and beneficiary certificates of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Equity instruments classified as Level 3 equity securities whose costs are considered to provide the best estimate of fair value are excluded from sensitivity analysis.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments (Unit: Korean Won in millions):

	March 31, 2019
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	1,604	(1,810)	—	—
Loans	148	(125)	—	—
Debt securities	44	(26)	—	—
Equity securities (*2) (*3)	9,450	(7,638)	—	—
Beneficiary certificates (*3)	1,366	(1,584)	—	—
Financial assets at FVTOCI
Equity securities (*2) (*3)	—	—	28,329	(10,298)

Total	12,612	(11,183)	28,329	(10,298)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	1,558	(1,448)	—	—
Financial liabilities designated as at FVTPL
Equity-linked securities (*1)	919	(1,001)	—	—

Total	2,477	(2,449)	—	—

	December 31, 2018
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivatives assets (*1)	4,578	(4,352)	—	—
Loans	146	(127)	—	—
Debt securities	68	(35)	—	—
Equity securities (*2)(*3)	12,700	(9,165)	—	—
Beneficiary certificates (*3)	1,582	(1,582)	—	—
Financial assets at FVTOCI
Equity securities (*2)(*3)	—	—	23,798	(10,078)

Total	19,074	(15,261)	23,798	(10,078)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	2,433	(2,751)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	1,561	(1,669)	—	—

Total	3,994	(4,420)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*3)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,465,275	17,932,163	—	21,397,438	21,391,035
Loans and other financial assets at amortized cost	—	137,541	289,656,865	289,794,406	287,710,941
Financial liabilities:
Deposits due to customers	—	250,189,695	—	250,189,695	250,143,465
Borrowings	—	16,260,066	—	16,260,066	16,293,987
Debentures	—	28,569,554	—	28,569,554	28,547,086
Other financial liabilities	—	24,034,426	—	24,034,426	24,027,995

	December 31, 2018
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,618,213	19,417,130	—	23,035,343	22,932,559
Loans and other financial assets at amortized cost	—	—	282,342,760	282,342,760	282,457,578
Financial liabilities:
Deposits due to customers	—	248,763,952	—	248,763,952	248,690,939
Borrowings	—	16,203,070	—	16,203,070	16,202,986
Debentures	—	28,765,251	—	28,765,251	28,735,862
Other financial liabilities	—	21,461,397	—	21,461,397	21,442,524

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using valuation techniques. Valuation techniques and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation techniques	Input variables
Securities at amortized cost

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment-rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate and forward rate

(6)	Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	23,308	—	13,828,416	—	13,851,724
Securities	3,717,604	19,810,709	21,391,035	—	44,919,348
Loans	368,158	—	260,714,431	—	261,082,589
Derivative assets	2,289,606	—	—	79,869	2,369,475
Other financial assets	—	—	13,168,094	—	13,168,094

Total	6,398,676	19,810,709	309,101,976	79,869	335,391,230

	March 31, 2019
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivative liabilities (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	23,485	250,143,465	—	250,166,950
Borrowings	150,015	16,293,987	—	16,444,002
Debentures	—	28,547,086	—	28,547,086
Derivative liabilities	2,380,345	—	37,826	2,418,171
Other financial liabilities (*)	—	24,079,639	—	24,079,639

Total	2,553,845	319,064,177	37,826	321,655,848

(*)	Other financial liabilities include 51,644 million Won of financial guarantee liabilities measured at amortized cost which is included in provisions.

	December 31, 2018
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	26,935	—	14,151,012	—	14,177,947
Securities	3,687,852	18,063,423	22,932,559	—	44,683,834
Loans	385,450	—	260,819,917	—	261,205,367
Derivative assets	2,026,079	—	—	35,503	2,061,582
Other financial assets	—	—	7,486,649	—	7,486,649

Total	6,126,316	18,063,423	305,390,137	35,503	329,615,379

	December 31, 2018
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivative liabilities (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	27,058	248,690,939	—	248,717,997
Borrowings	164,767	16,202,986	—	16,367,753
Debentures	—	28,735,862	—	28,735,862
Derivative liabilities	2,090,861	—	51,408	2,142,269
Other financial liabilities (*)	—	21,490,341	—	21,490,341

Total	2,282,686	315,120,128	51,408	317,454,222

(*)	Other financial liabilities include 47,817 million Won of financial guarantee liabilities measured at amortized cost which is included in provisions.

(7)	Income or expense from financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2019
	Interest income (expense)	Fees and commissions income (expense)	Reversal (provision) of credit loss	Others	Total
Financial assets at FVTPL	13,134	25,702	—	38,367	77,203
Financial assets at FVTOCI	95,311	—	(713)	18,493	113,091
Securities at amortized cost	116,296	—	523	—	116,819
Loans and other financial assets at amortized cost	2,378,993	73,904	(57,559)	20,665	2,416,003
Financial liabilities at amortized cost	(1,149,143)	—	—	—	(1,149,143)
Derivative assets (liabilities) (designated for hedging)	—	—	—	14,602	14,602
Off-balance provisions	—	16,871	(2,258)	—	14,613

Total	1,454,591	116,477	(60,007)	92,127	1,603,188

	For the three months ended March 31, 2018
	Interest income (expense)	Fees and commissions income (expense)	Reversal (provision) of credit loss	Others	Total
Financial assets at FVTPL	15,170	26,137	—	68,980	110,287
Financial assets at FVTOCI	57,276	—	216	8,158	65,650
Securities at amortized cost	81,202	—	9	—	81,211
Loans and other financial assets at amortized cost	2,121,099	93,459	(137,753)	21,525	2,098,330
Financial liabilities at amortized cost	(907,596)	—	—	—	(907,596)
Derivative assets (liabilities) (designated for hedging)	—	—	—	957	957
Off-balance provisions	—	7,787	15,293	—	23,080

Total	1,367,151	127,383	(122,235)	99,620	1,471,919

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	Transferred financial assets that do not meet the condition of derecognition

a)	Disposal of securities under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean won in millions):

		March 31, 2019	December 31, 2018
Assets transferred	Financial assets at FVTOCI	34,180	33,588
	Securities at amortized cost	19,525	5,552

	Total	53,705	39,140

Related liabilities	Bonds sold under repurchase agreements	45,607	42,907

b)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean won in millions):

		March 31, 2019	December 31, 2018	Loaned to
Financial assets at FVTOCI	Korean corporate bonds and others	20,097	40,029	Korea Securities Finance Corporation

The details of the transferred financial assets that do not meet the condition of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are also explained in Note 18.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of IAS 32. Therefore, the total amount of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans and other financial assets at amortized cost or other financial liabilities of the Group’s statements of financial position.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of IAS 32, but provide the Group under the circumstances of the trading party’s defaults, insolvency or bankruptcy, the right of offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of IAS 32, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange and net amount of payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a purchase and resale agreement and accounted it as a secured loan. The repurchase and resale agreements can have the offsetting right only under the trading party’s default, insolvency or bankruptcy, which do not satisfy the offsetting criteria of IAS 32. The Group recorded the collateralized borrowing in borrowings and the secured loans in loans and receivables. The Group under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of IAS 32. The Group disclosed bonds sold (purchased) under repurchase agreements as borrowings, loans and other financial assets at amortized cost.

As of March 31, 2019 and December 31, 2018, the financial instruments to be set off and maybe covered by master netting agreements and similar agreements are given as follows (Unit: Korean won in millions):

	March 31, 2019
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	2,261,473	—	2,261,473	10,751,940	108,274	754,239
Receivable spot exchange (*2)	9,352,980	—	9,352,980
Bonds purchased under resale agreements (*2)	8,799,122	—	8,799,122	8,799,122	—	—
Domestic exchanges settlement credits (*2)(*6)	22,541,680	22,263,488	278,192	—	—	278,192

Total	42,955,255	22,263,488	20,691,767	19,551,062	108,274	1,032,431

	March 31, 2019
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	2,151,956	—	2,151,956	10,779,327	277,343	597,009
Equity linked securities index in short position (*3)	150,015	—	150,015
Payable spot exchange (*4)	9,351,708	—	9,351,708
Bonds sold under repurchase agreements (*5)	45,607	—	45,607	45,607	—	—
Domestic exchanges settlement debits (*4)(*6)	26,470,131	22,263,488	4,206,643	4,202,646	—	3,997

Total	38,169,417	22,263,488	15,905,929	15,027,580	277,343	601,006

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2018
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets and others (*1)	1,908,542	—	1,908,542	5,527,117	66,857	515,100
Receivable spot exchange (*2)	4,200,532	—	4,200,532
Bonds purchased under resale agreements (*2)	11,701,951	—	11,701,951	11,701,951	—	—
Domestic exchanges receivable (*2)(*6)	30,090,598	29,699,412	391,186	—	—	391,186

Total	47,901,623	29,699,412	18,202,211	17,229,068	66,857	906,286

	December 31, 2018
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	1,862,681	—	1,862,681	5,540,147	115,615	577,713
Equity linked securities index in short position (*3)	164,767	—	164,767
Payable spot exchange (*4)	4,206,027	—	4,206,027
Bonds sold under repurchase agreements (*5)	42,907	—	42,907	42,907	—	—
Domestic exchanges payable (*4)(*6)	36,832,774	29,699,412	7,133,362	6,231,538	—	901,824

Total	43,109,156	29,699,412	13,409,744	11,814,592	115,615	1,479,537

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in Loans receivable measured at amortized cost.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented at as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)		Location	Financial statements as of
Joint ventures and associates	Main business	March 31, 2019	December 31, 2018
Woori Bank:
Woori Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	February 28 (*5)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	March 31
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	February 28 (*5)
Chin Hung International Inc. (*3)	Construction	25.3	25.3	Korea	February 28 (*5)
Saman Corporation (*2)	General construction Technology service	9.2	9.2	Korea	December 31 (*5)
Dongwoo C & C Co., Ltd. (*4)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*4)	Aggregate transportation and wholesale	26.5	26.5	Korea	—
G2 Collection Co., Ltd. (*4)	Wholesale and retail sales	28.9	28.9	Korea	—

		Percentage of ownership (%)		Location	Financial statements as of
Joint ventures and associates	Main business	March 31, 2019	December 31, 2018
The Base Enterprise Co., Ltd. (*4)	Manufacturing	48.4	48.4	Korea	—
Kyesan Engineering Co., Ltd. (*4)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*4)	Service	29.4	29.4	Korea	—
Wongwang Co., Ltd. (*4)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*4)	Construction	29.6	29.6	Korea	—
QTS Shipping Co., Ltd. (*4)	Complex transportation brokerage	49.4	49.4	Korea	—
DAEA SNC Co., Ltd. (*4)	Wholesale and retail sales	24.0	24.0	Korea
ARES-TECH Co., Ltd. (*4)	Electronic component manufacturing	23.4	23.4	Korea	—
Force TEC Co., Ltd. (*4)	Manufacturing	25.8	25.8	Korea
Sinseong Trading Co., Ltd. (*4)	Manufacturing	27.2	27.2	Korea
Reading Doctors Co., Ltd. (*4)	Other services	35.4	35.4	Korea	—
PREXCO Co., Ltd. (*4)	Manufacturing	28.1	28.1	Korea	—
Jiwon Plating Co., Ltd. (*4)	Plating	20.8	20.8	Korea	—
Cultizm Korea LTD Co., Ltd. (*4)	Wholesale and retail sales	31.3	31.3	Korea	—
Gil Co., Ltd. (*6)	Manufacturing	26.1	26.1	Korea	—
NK Eng Co., Ltd. (*4)	Manufacturing	23.1	23.1	Korea	—
Youngdong Sea Food Co., Ltd. (*4)	Processed sea food manufacturing	24.0	24.0	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	March 31
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	March 31
K BANK Co., Ltd. (*2)	Finance	14.1	14.1	Korea	February 28 (*5)
Smart Private Equity Fund No. 2	Other financial services	20.0	20.0	Korea	March 31
Woori Bank-Company K Korea Movie Asset Fund	Other financial services	25.0	25.0	Korea	March 31
Well to Sea No. 3 Private Equity Fund (*7)	Finance	50.0	50.0	Korea	December 31 (*5)
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	March 31
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	March 31
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	March 31
Woori Investment Bank Co., Ltd.:
Nomura-Rifa Private Real Estate Investment Trust No. 17 (*2)	Other financial services	16.5	19.4	Korea	March 31
Woori Private Equity Asset Management Co., Ltd.:
Uri Hanhwa Eureka Private Equity Fund	Other financial services	0.8	0.8	Korea	March 31

(*1)	Most of the significant business transactions of associates are with the Group as of March 31, 2019 and December 31, 2018.
(*2)

The Group exercises significant influence over decision making process related to financial and operational policies of the associates through participating in the decision-making body of the associates.

(*3)	The investment in associates that have quoted market prices is Chin Hung International Inc. (current period: KRW 1,885, previous year: KRW 2,065).
(*4)	The carrying values of investments in associates are nil as of March 31, 2019 and December 31, 2018.
(*5)	The significant transactions and events between the end of reporting period of the associates and the Group have been properly incorporated.
(*6)	These were removed from the list of associates as the whole interest in the associates is disposed during the current period.
(*7)

The Group has entered into a contract whereas the Group (or a third party designated by the Bank) obtains a preemptive right to acquire the base assets (Aju Capital Co. Ltd.) of Well to Sea No. 3 Private Equity Fund, an affiliate of the Group, when the Fund disposes them.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2019
	Acquisition cost	January 1, 2019	Share of profits (losses)	Acquisi- tion	Disposal and others	Dividends	Change in capital	March 31, 2019
Woori Service Networks Co., Ltd.	108	157	(26)	—	—	—	—	131
Korea Credit Bureau Co., Ltd.	3,313	6,790	63	—	—	—	—	6,853
Korea Finance Security Co., Ltd.	3,267	3,456	(21)	—	—	—	—	3,435
Chin Hung International Inc.	130,779	44,741	1,108	—	—	—	4	45,853
Saman Corporation	8,521	1,014	(153)	—	—	—	94	955
Woori Growth Partnerships New Technology Private Equity Fund	25,742	25,091	157	232	(336)	(170)	—	24,974
2016KIF-IMM Woori Bank Technology Venture Fund	13,785	15,300	—	—	(1,215)	—	—	14,085
K BANK Co., Ltd.	67,343	43,709	(3,728)	—	—	—	(25)	39,956
Smart Private Equity Fund No. 2	2,915	2,890	(10)	—	(85)	—	—	2,795
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,700	113	—	—	—	—	2,813
Well to Sea No. 3 Private Equity Fund	101,483	197,393	8,209	—	—	(18,064)	(792)	186,746
Partner One Value Up I Private Equity Fund	10,000	9,948	(6)	—	—	—	—	9,942
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,426	4,426	—	—	—	—	—	4,426
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	3,525	3,025	—	500	—	—	—	3,525
Nomura-Rifa Private Real Estate Investment Trust No. 17	1,000	787	(89)	—	—	—	(1)	697
Uri Hanhwa Eureka Private Equity Fund	350	339	(1)	—	—	—	—	338

Total	379,557	361,766	5,616	732	(1,636)	(18,234)	(720)	347,524

	For the three months ended March 31, 2018
	Acquisition cost	January 1, 2018	Share of profits (losses)	Acquisi- tion	Disposal and others	Dividends	Change in capital	March 31, 2018
Kumho Tires Co., Inc.	175,652	98,933	(8,927)	—	—	—	(6,765)	83,241
Woori Service Networks Co., Ltd.	108	158	(35)	—	—	—	—	123
Korea Credit Bureau Co., Ltd.	3,313	5,816	323	—	—	(113)	—	6,026
Korea Finance Security Co., Ltd.	3,267	3,519	64	—	—	(54)	1	3,530
Chin Hung International Inc.	130,779	45,101	231	—	—	—	112	45,444
Poonglim Industrial Co., Ltd.	13,916	—	—	—	—	—	—	—
STX Corporation	50,760	6,947	(1,668)	—	—	—	(142)	5,137
Saman Corporation	8,521	1,254	(18)	—	—	—	34	1,270
Woori Growth Partnerships New Technology Private Equity Fund	28,833	27,611	(193)	—	(708)	—	—	26,710
2016KIF-IMM Woori Bank Technology Venture Fund	6,840	6,840	—	3,660	—	—	—	10,500
K BANK Co., Ltd.	45,392	31,735	(2,820)	—	—	—	19	28,934
Smart Private Equity Fund No. 2	3,000	2,932	(10)	—	—	—	—	2,922
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,957	(101)	—	—	—	—	2,856
Well to Sea No. 3 Private Equity Fund	101,992	182,309	4,042	—	(253)	—	787	186,885
Partner One Value Up I Private Equity Fund	10,000	—	—	10,000	—	—	—	10,000
Nomura-Rifa Private Real Estate Investment Trust No. 17	1,000	939	(31)	—	—	—	—	908

Total	586,373	417,051	(9,143)	13,660	(961)	(167)	(5,954)	414,486

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	March 31, 2019
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Service Networks Co., Ltd.	4,944	2,287	3,197	157
Korea Credit Bureau Co., Ltd.	88,291	21,647	19,539	1,559
Korea Finance Security Co., Ltd.	31,575	8,673	11,486	(223)
Chin Hung International Inc.	393,682	309,349	89,904	5,551
Saman Corporation	86,594	60,087	112,012	(2,534)
Woori Growth Partnerships New Technology Private Equity Fund	108,660	420	1,108	681
2016KIF-IMM Woori Bank Technology Venture Fund	67,028	374	4,375	4,005
K BANK Co., Ltd.	2,641,029	2,377,042	13,878	(13,910)
Smart Private Equity Fund No. 2	14,025	50	1	(50)
Woori Bank-Company K Korea Movie Asset Fund	11,313	60	513	453
Well to Sea No. 3 Private Equity Fund	6,156,261	5,565,173	593,089	75,839
Partner One Value Up I Private Equity Fund	42,904	155	127	(28)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	20,626	371	390	(1,268)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	13,913	116	4	(112)
Nomura-Rifa Private Real Estate Investment Trust No. 17	19,998	15,782	20	(74)
Uri Hanhwa Eureka Private Equity Fund	42,142	115	1	(124)

	December 31, 2018
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Service Networks Co., Ltd.	5,066	1,886	15,803	819
Korea Credit Bureau Co., Ltd.	88,797	22,788	78,018	9,901
Korea Finance Security Co., Ltd.	35,155	12,114	60,706	17
Chin Hung International Inc.	412,205	332,268	606,192	6,402
Saman Corporation	97,720	69,915	75,825	(869)
Woori Growth Partnerships New Technology Private Equity Fund	109,167	440	5,943	4,117
2016KIF-IMM Woori Bank Technology Venture Fund	73,231	12	16	(1,510)
K BANK Co., Ltd.	2,024,856	1,807,502	60,039	(69,256)
Smart Private Equity Fund No. 2	14,502	51	1	(209)
Woori Bank-Company K Korea Movie Asset Fund	10,805	5	1,663	(299)
Well to Sea No. 3 Private Equity Fund	5,968,591	5,395,307	429,742	39,711
Partner One Value Up I Private Equity Fund	42,776	—	326	(224)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	21,200	757	390	(1,268)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	12,014	105	3	(191)
Nomura-Rifa Private Real Estate Investment Trust No. 17	20,197	16,178	10	(228)
Uri Hanhwa Eureka Private Equity Fund	42,332	181	1	(1,349)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of March 31, 2019 and December 31, 2018, are as follows:

	March 31, 2019
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The season Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates.

	December 31, 2018
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The season Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates.

(5)

As of March 31, 2019 and December 31, 2018, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	March 31, 2019
	Total net asset	Ownership (%)	Ownership portion of net assets	Cost-book value differential and others	Impairment	Intercompany transaction and others	Book value
Woori Service Networks Co., Ltd.	2,657	4.9	131	—	—	—	131
Korea Credit Bureau Co., Ltd.	66,644	9.9	6,598	246	—	9	6,853
Korea Finance Security Co., Ltd.	22,902	15.0	3,435	—	—	—	3,435
Chin Hung International Inc. (*)	84,333	25.3	21,336	24,565	—	(54)	45,847
Saman Corporation	26,507	9.2	2,439	5,373	(6,915)	58	955
Woori Growth Partnerships New Technology Private Equity Fund	108,240	23.1	25,003	—	—	(23)	24,980
2016KIF-IMM Woori Bank Technology Venture Fund	66,654	20.0	13,331	—	—	754	14,085
K BANK Co., Ltd. (*)	263,987	14.1	37,222	2,725	—	9	39,956
Smart Private Equity Fund No. 2	13,975	20.0	2,795	—	—	—	2,795
Woori Bank-Company K Korea Movie Asset Fund	11,253	25.0	2,813	—	—	—	2,813
Well to Sea No. 3 Private Equity Fund (*)	373,675	50.0	186,838	—	—	(92)	186,746
Partner One Value Up I Private Equity Fund	42,749	23.3	9,961	—	—	(19)	9,942
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	20,255	20.0	4,051	—	—	375	4,426
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	13,797	25.0	3,449	—	—	76	3,525
Nomura-Rifa Private Real Estate Investment Trust No. 17	4,216	16.5	697	—	—	—	697
Uri Hanhwa Eureka Private Equity Fund	42,027	0.8	338	—	—	—	338

(*)	The net asset amount is after reflecting debt-equity swap and others.

	December 31, 2018
	Total net asset	Ownership (%)	Ownership portion of net assets	Cost-book value differential and others	Impairment	Intercompany transaction and others	Book value
Woori Service Networks Co., Ltd.	3,180	4.9	157	—	—	—	157
Korea Credit Bureau Co., Ltd.	66,009	9.9	6,544	246	—	—	6,790
Korea Finance Security Co., Ltd.	23,041	15.0	3,456	—	—	—	3,456
Chin Hung International Inc. (*)	79,793	25.3	20,192	24,565	—	(16)	44,741
Saman Corporation	27,805	9.2	2,556	5,373	(6,915)	—	1,014
Woori Growth Partnerships New Technology Private Equity Fund	108,727	23.1	25,091	—	—	—	25,091
2016KIF-IMM Woori Bank Technology Venture Fund	73,219	20.0	14,644	—	—	656	15,300
K BANK Co., Ltd. (*)	290,597	14.1	40,984	2,725	—	—	43,709
Smart Private Equity Fund No. 2	14,451	20.0	2,890	—	—	—	2,890
Woori Bank-Company K Korea Movie Asset Fund	10,800	25.0	2,700	—	—	—	2,700
Well to Sea No. 3 Private Equity Fund (*)	396,248	50.0	198,027	—	—	(634)	197,393
Partner One Value Up I Private Equity Fund	42,776	23.3	9,948	—	—	—	9,948

	December 31, 2018
	Total net asset	Ownership (%)	Ownership portion of net assets	Cost-book value differential and others	Impairment	Intercompany transaction and others	Book value
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	20,443	20.0	4,089	—	—	337	4,426
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	11,909	25.0	2,977	—	—	48	3,025
Nomura-Rifa Private Real Estate Investment Trust No. 17	4,019	19.4	780	—	—	7	787
Uri Hanhwa Eureka Private Equity Fund	42,151	0.8	339	—	—	—	339

(*)	The net asset amount is after reflecting debt-equity swap and others.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	March 31, 2019	December 31, 2018
Acquisition cost	564,701	416,796
Accumulated depreciation	(40,839)	(38,600)

Net carrying value	523,862	378,196

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Beginning balance	378,196	371,301
Acquisition	128,251	4,730
Disposal	—	(698)
Depreciation	(1,014)	(1,006)
Transfers	18,271	8,308
Foreign currencies translation adjustments	158	(233)

Ending balance	523,862	382,402

(3)	Rental fee earned from investment properties amount to 1,997 million Won and 1,166 million Won for the three months ended March 31, 2019 and 2018, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Land	Building	Properties for business use	Leasehold Improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,468,141	654,446	243,635	59,479	7,657	2	2,433,360
Right-of-use asset	—	406,963	21,076	—	—	—	428,039

Total	1,468,141	1,061,409	264,711	59,479	7,657	2	2,861,399

(2)	Details of premises and equipment (ownership) are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Land	Building	Properties for business use	Leasehold Improvement	Construction in progress	Structures	Total
Acquisition cost	1,468,141	869,309	1,051,424	453,550	7,657	20	3,850,101
Accumulated depreciation	—	(214,863)	(807,789)	(394,071)	—	(18)	(1,416,741)

Net carrying value	1,468,141	654,446	243,635	59,479	7,657	2	2,433,360

	December 31, 2018
	Land	Building	Properties for business use	Leasehold Improvement	Construction in progress	Structures	Total
Acquisition cost	1,481,871	872,282	1,031,431	446,264	9,099	20	3,840,967
Accumulated depreciation	—	(210,370)	(791,418)	(388,670)	—	(17)	(1,390,475)

Net carrying value	1,481,871	661,912	240,013	57,594	9,099	3	2,450,492

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2019
	Land	Building	Properties for business use	Leasehold Improvement	Construction in progress	Structures	Total
Beginning balance	1,481,871	661,912	240,013	57,594	9,099	3	2,450,492
Acquisition	298	5,055	20,515	6,674	2,539	—	35,081
Disposal	(594)	(1,945)	(22)	(747)	—	—	(3,308)
Depreciation	—	(6,686)	(20,408)	(6,515)	—	(1)	(33,610)
Foreign currencies translation adjustment	435	402	783	365	18	—	2,003
Transfer	(13,869)	(4,402)	456	—	(456)	—	(18,271)
Others	—	110	2,298	2,108	(3,543)	—	973

Ending balance	1,468,141	654,446	243,635	59,479	7,657	2	2,433,360

	For the three months ended March 31, 2018
	Land	Building	Properties for business use	Leasehold Improvement	Construction in progress	Structures	Total
Beginning balance	1,487,278	680,846	180,072	64,787	64,559	3	2,477,545
Acquisition	—	2,426	12,683	3,181	2,939	—	21,229
Disposal	—	—	(25)	—	—	—	(25)
Depreciation	—	(6,481)	(17,134)	(11,353)	—	—	(34,968)
Classified to assets held for sale	(3,481)	(2,245)	—	—	—	—	(5,726)
Foreign currencies translation adjustments	(197)	(171)	(145)	18	(49)	—	(544)
Transfer	(5,871)	(2,437)	—	—	—	—	(8,308)
Others	—	(3)	132	6,495	(149)	—	6,475

Ending balance	1,477,729	671,935	175,583	63,128	67,300	3	2,455,678

(4)	Details of right-of-use asset are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Building	Properties for business use	Total
Acquisition cost	443,241	23,147	466,388
Accumulated depreciation	(36,278)	(2,071)	(38,349)

Net carrying value	406,963	21,076	428,039

16.	INTANGIBLE ASSETS AND GOODWILL

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	158,516	162,890	1,314	485,070	784,338	29,133	4,933	1,626,194
Accumulated amortization	—	(128,522)	(740)	(244,688)	(602,260)	—	—	(976,210)
Accumulated impairment losses	—	—	—	—	(137)	(2,692)	—	(2,829)

Net carrying value	158,516	34,368	574	240,382	181,941	26,441	4,933	647,155

	December 31, 2018
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	153,602	156,109	1,258	469,226	729,052	27,025	10,415	1,546,687
Accumulated amortization	—	(126,382)	(696)	(228,906)	(589,618)	—	—	(945,602)
Accumulated impairment losses	—	—	—	—	(137)	(3,428)	—	(3,565)

Net carrying value	153,602	29,727	562	240,320	139,297	23,597	10,415	597,520

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2019
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	153,602	29,727	562	240,320	139,297	23,597	10,415	597,520
Acquisition	—	6,147	56	7,925	53,875	3,182	2,611	73,796
Disposal	—	—	—	—	(181)	(401)	—	(582)
Amortization (*)	—	(2,096)	(44)	(15,791)	(11,826)	—	—	(29,757)
Impairment losses	—	—	—	—	—	(10)	—	(10)
Foreign currencies translation adjustment	4,914	590	—	—	611	73	—	6,188
Others	—	—	—	7,928	165	—	(8,093)	—

Ending balance	158,516	34,368	574	240,382	181,941	26,441	4,933	647,155

(*)	Amortization of other intangible assets amounting to 5,141 million Won is included in other operating expenses.

	For the three months ended March 31, 2018
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	108,707	40,672	539	77,241	117,546	20,685	153,209	518,599
Acquisition	—	2,607	39	969	2,352	—	41,136	47,103
Disposal	—	—	—	—	—	(285)	—	(285)
Amortization (*)	—	(3,893)	(43)	(5,008)	(15,335)	—	—	(24,279)
Impairment losses	—	—	—	—	—	341	—	341
Foreign currencies translation adjustment	(2,214)	(233)	—	—	(86)	59	—	(2,474)
Others	—	—	—	—	(5)	(44)	—	(49)

Ending balance	106,493	39,153	535	73,202	104,472	20,756	194,345	538,956

(*)	Amortization of other intangible assets amounting to 11,771 million Won is included in other operating expenses.

(3)	Details of goodwill as of March 31, 2019 and December 31, 2018 are as follows.

Goodwill is allocated to cash-generating units, based on management’s analysis, that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 3.0% for all other cash-generating units. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	March 31, 2019	December 31, 2018
Premises and equipment, etc. (*)	15,910	17,912

(*)	The Group classified premises and equipment and others that are highly likely to be sold within one year as assets held for sale.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		March 31, 2019
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks on time in local currency	Acelda Bank and others	2,700	Right of pledge
	Due from banks in local currency	Samsung Securities Co., Ltd. and others	17,310	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	254,500	Foreign margin deposit for future or option and others
Financial assets at FVTOCI	Korean treasury and government agencies bonds and others	The BOK and others	3,322,771	Settlement risk and others
	Foreign financial institutions’ debt securities	Spain BBVA	34,180	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government agencies bonds	Korea Securities Depository	5,557	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	4,559,511	Settlement risk and others
	Foreign financial institutions’ debt securities	DZ BANK AG DEUTSCHE ZENTRAL GE	13,968	Related to bonds sold under repurchase agreements (*)
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	5,948	Leasehold rights and others

		Total	8,216,445

(*)

The Group entered into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

		December 31, 2018
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks on time in local currency	Daishin AMC and others	1,500	Collaterals for issuing letter of guarantee and others
	Due from banks in local currency	Samsung Securities Co., Ltd. and others	38,112	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	202,156	Foreign margin deposit for future or option and others
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	2,919,042	Settlement risk and others
	Foreign financial institutions’ debt securities	Banco Bilbao Vizcaya Argentaria, S.A	33,588	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government agencies bonds	Korea Securities Depository	5,552	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	6,382,188	Settlement risk and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	5,987	Leasehold rights and others

		Total	9,588,125

(*)

The Group entered into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

(2)	As of March 31, 2019 and December 31, 2018, there is no asset acquired through foreclosures.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		March 31, 2019	December 31, 2018	Loaned to
Financial assets at FVTOCI	Korean corporate bonds and others	20,097	40,029	Korea Securities Finance Corporation

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities recognized through such transactions related to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of March 31, 2019 and December 31, 2018 are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	9,192,832	—

	December 31, 2018
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	12,262,041	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	March 31, 2019	December 31, 2018
Prepaid expenses	262,325	161,129
Advance payments	20,069	18,467
Others	13,385	18,057

Total	295,779	197,653

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean won in millions):

	March 31, 2019	December 31, 2018
Financial liabilities at fair value through profit or loss mandatorily measured at fair value	2,403,830	2,117,919
Financial liabilities designated as at FVTPL	150,015	164,767

Total	2,553,845	2,282,686

(2)	Financial liabilities at fair value through profit or loss mandatorily measured at fair value are as follows (Unit: Korean won in millions):

	March 31, 2019	December 31, 2018
Deposits
Gold banking liabilities	23,485	27,058
Derivative liabilities	2,380,345	2,090,861

Total	2,403,830	2,117,919

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition (Financial liabilities designated as at FVTPL) are as follows (Unit: Korean won in millions):

	March 31, 2019	December 31, 2018
Equity linked securities index:
Equity linked securities index in short position	150,015	164,767

Financial liabilities at fair value through profit or loss designated as upon initial recognition are designated in order to eliminate or significantly reduce accounting mismatch arising from recognition or measurement.

(4)	There is no accumulated change in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition.

The adjustment to reflect Group’s credit risk is considered in measuring the fair value of equity-linked securities and debentures. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of Group.

(5)	The difference between financial liabilities designated as at FVTPL’s carrying amount and nominal amount at maturity is as follows (Unit: Korean won in millions):

	March 31, 2019	December 31, 2018
Carrying amount	150,015	164,767
Nominal amount at maturity	177,100	217,280

Difference	(27,085)	(52,513)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	March 31, 2019	December 31, 2018
Deposits in local currency:
Deposits on demand	8,636,343	11,076,417
Deposits at termination	207,873,536	204,051,570
Mutual installment	30,123	30,783
Deposits on notes payables	2,056,006	1,891,556
Deposits on CMA	131,467	137,316
Customer deposit for security investment	—	30,000
Certificate of deposits	6,705,396	6,510,571
Other deposits	1,407,341	1,409,505

Sub-total	226,840,212	225,137,718

Deposits in foreign currencies	23,349,483	23,626,234
Present value discount	(46,230)	(73,013)

Total	250,143,465	248,690,939

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,218,602
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	1,837,574
Others	The Korea Development Bank and others	0.0 ~ 4.0	5,192,138

Sub-total			8,248,314

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import BOK and others	0.0 ~ 3.5	7,038,266
Offshore borrowings in foreign currencies	HSBC, HKG	2.9	34,134

Sub-total			7,072,400

Bills sold	Others	0.0 ~ 1.8	17,224
Call money	Bank and others	0.0 ~ 7.4	910,548
Bonds sold under repurchase agreements	Other financial institutions	1.5 ~ 12.7	45,607
Present value discount			(106)

Total			16,293,987

	December 31, 2018
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,335,459
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	1,771,379
Others	The Korea Development Bank and others	0.0 ~ 4.0	4,716,231

Sub-total			7,823,069

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import BOK and others	0.0 ~ 7.5	7,308,857
Offshore borrowings in foreign currencies	JPMorgan Chase Bank	2.9	33,543

Sub-total			7,342,400

Bills sold	Others	0.0 ~ 1.8	19,336
Call money	Bank and others	0.0 ~ 7.3	975,358
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 12.7	42,907
Present value discount			(84)

Total			16,202,986

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	March 31, 2019		December 31, 2018
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.0 ~ 4.3	21,858,788	1.6~4.5	22,432,183
Subordinated bonds	2.7 ~ 12.6	5,726,119	3.0~12.6	5,358,838
Other bonds	1.9 ~ 17.0	987,277	1.9~17.0	974,230

Sub-total		28,572,184		28,765,251

Discounts on bond		(25,098)		(29,389)

Total		28,547,086		28,735,862

(*)

Includes debentures under fair value hedge relationships are 3,047,403 million Won and 2,956,565 million Won as of March 31, 2019 and December 31, 2018, respectively. Also, debentures under cash flow hedge amounting to 937,665 million Won and 823,219 million Won are included as of March 31, 2019 and December 31, 2018.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	March 31, 2019	December 31, 2018
Asset retirement obligation	65,079	67,200
Provision for guarantees (*1)	88,459	89,761
Provisions for unused commitments	126,038	121,535
Provisions for customer reward credits	50,278	49,180
Other provisions (*2)	65,351	63,637

Total	395,205	391,313

(*1)	Provision for guarantee includes provision for financial guarantee of 51,644 million Won and 47,817 million Won as of March 31, 2019 and December 31, 2018, respectively.
(*2)	Other provisions consist of provision for litigation and others.

(2)	Changes in provision on guarantee and loan commitments are as follows (Unit: Korean won in millions):

1)	Provision on guarantees

	For the three months ended March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	44,903	33,760	11,098	89,761
Transfer to 12-month expected credit loss	72	(72)	—	—
Transfer to expected credit loss for the entire period	(278)	278	—	—
Transfer to credit-impaired financial assets	(7)	(10)	17	—
Provisions used	(4,502)	—	—	(4,502)
Net provision(reversal) of unused amount	(2,058)	(1,339)	1,179	(2,218)
Others(*)	5,416	2	—	5,418

Ending balance	43,546	32,619	12,294	88,459

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	47,188	18,281	127,511	192,980
Transfer to 12-month expected credit loss	56	(56)	—	—
Transfer to expected credit loss for the entire period	(51)	51	—	—
Transfer to credit-impaired financial assets	(17)	(5)	22	—
Provisions used	(4,727)	—	—	(4,727)
Net reversal of unused amount	(2,848)	(530)	(7,258)	(10,636)
Others(*)	4,313	6	—	4,319

Ending balance	43,914	17,747	120,275	181,936

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

2)	Provisions for unused loan commitment

	For the three months ended March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	74,624	45,285	1,626	121,535
Transfer to 12-month expected credit loss	4,216	(4,143)	(73)	—
Transfer to expected credit loss for the entire period	(1,055)	1,107	(52)	—
Transfer to credit-impaired financial assets	(34)	(78)	112	—
Net provision(reversal) of unused amount	(2,562)	6,589	448	4,475
Others	28	—	—	28

Ending balance	75,217	48,760	2,061	126,038

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	75,232	27,875	1,878	104,985
Transfer to 12-month expected credit loss	4,138	(4,079)	(59)	—
Transfer to expected credit loss for the entire period	(1,195)	1,238	(43)	—
Transfer to credit-impaired financial assets	(50)	(199)	249	—
Provisions used	(1)	—	—	(1)
Net provision(reversal) of unused amount	(5,595)	510	428	(4,657)
Others	2	—	—	2

Ending balance	72,531	25,345	2,453	100,329

(3)	Changes in asset retirement obligation are as follows (Unit: Korean won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Beginning balance	67,200	61,872
Provisions provided	907	526
Provisions used	(438)	(119)
Amortization	78	104
Reversal of provisions unused	(2,705)	(989)
Increase in restoration costs and others	37	5,717

Ending balance	65,079	67,111

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation arising from leased premises as of March 31, 2019, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for the preceding year in order to estimate future recovery cost.

(4)	Changes in other obligation are as follows (Unit: Korean won in millions):

	For the three months ended March 31, 2019
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	49,180	63,637	112,817
Provisions provided	7,438	2,560	9,998
Provisions used	(6,340)	(947)	(7,287)
Reversal of unused amount	—	(67)	(67)
Foreign currencies translation adjustments	—	168	168

Ending balance	50,278	65,351	115,629

	For the three months ended March 31, 2018
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	40,445	58,791	99,236
Provisions provided	19,099	2,112	21,211
Provisions used	(24,827)	(2,335)	(27,162)
Reversal of unused amount	—	(52)	(52)
Foreign currencies translation adjustments	—	(26)	(26)
Transfer	3,039	—	3,039
Others	6,921	170	7,091

Ending balance	44,677	58,660	103,337

(5)	Others

The Group provides settlement services for payments in Korean Won to facilitate trade transactions between Korea and Iran. In connection with these services, the Group is currently being investigated by US government agencies such as Office of Foreign Assets Control (OFAC) and US prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) as to whether the Group has violated United States laws by participating in prohibited transactions involving the following countries: Iran, Sudan, Syria and Cuba, which have been sanctioned by the US.

24.	NET DEFINED BENEFIT LIABILITY

The characteristics of the Group’s defined benefit retirement pension plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using actuarial assumption that is considered to be the most reasonable estimate of future cash flows (the projected unit method, which takes account of projected earnings increases).

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with a discount rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return on plan assets falls short of the discount rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be partially offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Most defined benefit obligation are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	March 31, 2019	December 31, 2018
Present value of defined benefit obligation	1,320,563	1,275,020
Fair value of plan assets	(1,091,297)	(1,101,911)

Net defined benefit liability	229,266	173,109

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the three months ended
		March 31, 2019	March 31, 2018
	Beginning balance	1,275,020	1,071,170
	Succession from transferred company	7,029	—
	Effect of new/transfer	3,360	—
	Current service cost	40,705	36,225
	Interest cost	8,083	7,901
Remeasurements	Financial assumption	20,979	(15,839)
	Demographic assumption	1,166	—
	Experience adjustment	19,584	85,253
	Foreign currencies translation adjustments	83	(13)
	Retirement benefit paid	(55,414)	(42,602)
	Others	(32)	55

	Ending balance	1,320,563	1,142,150

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Beginning balance	1,101,911	1,027,906
Succession from transferred company	7,028	—
Interest income	7,610	8,317
Remeasurements	(2,931)	(4,080)
Employer’s contributions	33,066	2
Retirement benefit paid	(55,339)	(42,093)
Others	(48)	—

Ending balance	1,091,297	990,052

(4)

Plan assets wholly consist of time deposits as of March 31, 2019 and December 31, 2018. Among plan assets, realized returns on plan assets amount to 4,679 million Won and 4,237 million Won for the three months ended March 31, 2019 and 2018, respectively.

(5)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Current service cost	40,705	36,225
Effect of new/transfer	3,360	—
Net interest income	473	(416)

Cost recognized in net income	44,538	35,809

Remeasurements	44,660	73,494

Cost recognized in total comprehensive income	89,198	109,303

Retirement benefits related to defined contribution plans recognized as expenses are 655 million Won and 615 million Won for the three months ended March 31, 2019 and 2018, respectively.

(6)	Key actuarial assumptions used in defined benefit liability measurement are as follows:

	March 31, 2019	December 31, 2018
Discount rate	2.3 ~ 2.66%	2.69%
Future wage growth rate	2.3 ~ 5.76%	6.18%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		March 31, 2019	December 31, 2018
Discount rate	Increase by 1% point	(124,241)	(116,812)
	Decrease by 1% point	145,862	136,990
Future wage growth rate	Increase by 1% point	144,281	135,767
	Decrease by 1% point	(125,318)	(118,020)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2019	December 31, 2018
Other financial liabilities:
Accounts payable	11,441,310	5,409,268
Accrued expenses	2,109,843	2,224,330
Borrowings from trust accounts	3,187,689	3,747,492
Agency business revenue	178,513	396,735
Foreign exchange payables	592,280	539,554
Domestic exchange payables	4,206,643	7,134,966
Lease liabilities	426,528	—
Other miscellaneous financial liabilities	1,887,735	1,992,663
Present value discount	(2,546)	(2,484)

Sub-total	24,027,995	21,442,524

Other liabilities:
Unearned income	203,965	204,034
Other miscellaneous liabilities	206,957	142,044

Sub-total	410,922	346,078

Total	24,438,917	21,788,602

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Nominal amount	Assets			Liabilities
		For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	432,808	—	—	—	—	—	—
Swaps	151,376,251	—	78,868	245,377	—	18,406	358,566
Purchase options	450,000	—	—	8,423	—	—	—
Written options	405,000	—	—	—	—	—	7,668
Currency:
Futures	271,331	—	—	—	—	—	—
Forwards	90,960,439	—	—	1,109,250	71	—	876,038
Swaps	69,320,055	1,001	—	787,499	19,349	—	872,684
Purchase options	1,973,042	—	—	16,503	—	—	—
Written options	3,145,072	—	—	—	—	—	17,375
Equity:
Futures	358,231	—	—	—	—	—	—
Swaps	1,000,461	—	—	3,281	—	—	18,330
Purchase options	6,144,809	—	—	119,273	—	—	—
Written options	7,654,218	—	—	—	—	—	229,684

Total	333,491,717	1,001	78,868	2,289,606	19,420	18,406	2,380,345

	December 31, 2018
		Assets		Liabilities
	Nominal amount	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	—	—	—	—	—	—
Swaps	150,710,490	35,503	218,140	665	17,654	266,207
Purchase options	530,000	—	10,461	—	—	—
Written options	525,000	—	—	—	—	12,438
Currency:
Futures	320,213	—	—	—	—	—
Forwards	88,376,776	—	843,621	—	—	777,039
Swaps	67,179,195	—	761,907	33,089	—	773,701
Purchase options	1,933,454	—	17,544	—	—	—
Written options	3,134,774	—	—	—	—	20,747
Equity:
Futures	186,737	—	—	—	—	—
Swaps	441,573	—	31,377	—	—	1,217
Purchase options	4,925,315	—	143,029	—	—	—
Written options	6,145,935	—	—	—	—	239,512

Total	324,409,462	35,503	2,026,079	33,754	17,654	2,090,861

Derivatives held for trading are classified to financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives held for hedging are presented as derivative assets and derivative liabilities in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

1)	Fair value hedge

As of the current period end, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,047,403 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

According to the interest rate swap contract, an amount computed by multiplying the difference between the fixed and variable interest rate to the predetermined nominal amount will be exchanged. As a result, the fixed interest rate condition in the foreign currency denominated debentures will practically be converted into variable interest rate, thereby eliminating the risk of fair value fluctuation. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, the change in the total amount and price of the hedged item, or significant credit risk fluctuation of either party of the hedged item.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Cash Flow Hedge

As of the end of the current period, the Group has applied cash flow hedge on foreign currency denominated debentures amounting to 199,876 million Won and debentures on local currency amounting to 737,789 million Won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable-interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; and ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed-interest rate debentures denominated in foreign currency due to changes in foreign exchange rates by entering into a currency swap contract and thereby designating it as hedging instrument.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to SGD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risk, which is the most significant factor in the cash flow fluctuation of the hedged item, is addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Thus, there could be hedge ineffectiveness arising from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party to the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative. The Group expects that the value of currency swap contract and the hedged item will generally fluctuate in opposite direction.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: Korean Won in millions, USD, JPY, and SGD):

	March 31, 2019
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	1,350,000,000	1,300,000,000	2,650,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	100,000	—	100,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	50,000,000	450,000,000	—	500,000,000
Foreign currencies translation risk
Currency forwards (JPY)	27,896,752	1,093,095,701	—	1,120,992,453
Currency swap (SGD)	—	204,000,000	—	204,000,000

	December 31, 2018
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	1,350,000,000	1,300,000,000	2,650,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	100,000	—	100,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	50,000,000	450,000,000	—	500,000,000
Foreign currencies translation risk
Currency swap (SGD)	—	204,000,000	—	204,000,000

(4)	The average interest rate and average exchange rate of the hedging instrument as of March 31, 2019 and December 31, 2018 is as follows:

March 31, 2019
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Cash flow hedge
Interest rate risk
Interest rate swaps (KRW)	KRW 3Y CMS+0.395% receipt, KRW 2.38% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.7% receipt, KRW 1.74% paid, USD/KRW = 1,136 USD 1M Libor+0.517% receipt, KRW 1.70% paid, USD/KRW = 1,178
Foreign currencies translation risk
Currency forwards (JPY)	JPY/KRW 10.40
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, SGD/KRW = 828

December 31, 2018
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Cash flow hedge
Interest rate risk
Interest rate swaps (KRW)	KRW 3Y CMS+0.395% receipt, KRW 2.38% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.7% receipt, KRW 1.74% paid, USD/KRW = 1,136 USD 1M Libor+0.517% receipt, KRW 1.70% paid, USD/KRW = 1,178
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, SGD/KRW = 828

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: Korean Won in millions, USD, JPY and SGD):

	March 31, 2019
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	2,650,000,000	78,868	17,383	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	38,387
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	100,000	—	1,023	Derivative liabilities (designated for hedging)	(358)
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	500,000,000	995	19,350	Derivative liabilities (designated for hedging)	9,511
Foreign currencies translation risk
Currency forwards (JPY)	1,120,992,453	—	6,872,606	Derivative liabilities (designated for hedging)	6,872,606
Currency swap (SGD)	204,000,000	6	—	Derivative liabilities (designated for hedging)	3,833

	December 31, 2018
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swaps(USD)	2,650,000,000	35,503	17,654	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(27,362)

	December 31, 2018
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	100,000	—	665	Derivative liabilities (designated for hedging)	(665)
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	500,000,000	—	28,907	Derivative liabilities (designated for hedging)	21,582
Foreign currencies translation risk
Currency swap (SGD)	204,000,000	—	4,182	Derivative liabilities (designated for hedging)	2,353

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean won in millions):

	March 31, 2019
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,047,403	—	43,102	Debentures	(37,811)	—
Cash flow hedge
Interest rate risk
Debentures	—	99,918	—	—	Debentures	358	(634)
Foreign currencies translation risk and interest rate risk
Debentures	—	567,392	—	—	Debentures	(10,488)	(553)
Foreign currencies translation risk
Debentures	—	167,644	—	—	Debentures	(4,188)	(2,281)

(*)	After tax amount

	December 31, 2018
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,956,565	—	5,200	Debentures	25,498	—
Cash flow hedge
Interest rate risk
Debentures	—	99,911	—	—	Debentures	521	(371)
Foreign currencies translation risk and interest rate risk
Debentures	—	557,186	—	—	Debentures	(16,790)	(1,211)
Foreign currencies translation risk
Debentures	—	166,122	—	—	Debentures	(1,762)	(2,287)

(*)	After tax amount

(7)	The amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean won in millions):

		For the three months ended March 31, 2019
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	576	Other net operating income(expense)

		For the three months ended March 31, 2018
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	944	Other net operating income(expense)

(8)	Reclassifications of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean won in millions):

		For the three months ended March 31, 2019
		Changes in the value of hedging instruments recognized in cash flow hedge reserve	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item in the profit or loss that includes hedge ineffectiveness	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(358)	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	10,488	65	(1,041)	Other net operating income (expense)	(9,850)	Other net operating income (expense)
	Foreign currencies translation risk	4,188	(71)	(354)	Other net operating income (expense)	(4,182)	Other net operating income (expense)

		For the three months ended March 31, 2018
		Changes in the value of hedging instruments recognized in cash flow hedge reserve	Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Currency risk	(4,725)	2	Other net operating income (expense)	—	Other net operating income (expense)

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Beginning balance	25,463	7,416
New transactions	31,599	17,443
Amounts recognized in profits or losses	(10,477)	(1,004)

Ending balance	46,585	23,855

In case some variables to measure the fair value of financial instruments are not observable or available in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK

The number of authorized shares and others of the Group are as follows:

March 31, 2019
Shares of common stock authorized	4,000,000,000 Shares
Par value	5,000 Won
Shares of common stock issued	680,164,306 Shares
Capital stock	3,400,822 million Won

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as non-controlling interest are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	March 31, 2019	December 31, 2018(*)
Securities in local currency	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
	July 26, 2018	—	4.4	400,000	400,000
Securities in foreign currencies	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	—	4.5	553,450	553,450
	May 16, 2017	—	5.3	562,700	562,700
Issuance cost				(13,837)	(13,837)

Total				3,161,963	3,161,963

(*)	Hybrid securities as of December 31, 2018 were issued by Woori Bank. They were classified to non-controlling interests due to establishment of Woori Financial Group on January 11, 2019.

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without changing terms.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	March 31, 2019	December 31, 2018
Accumulated other comprehensive income:
Net loss on valuation of financial assets at FVTOCI	(49,812)	(87,182)
Share of other comprehensive gain (loss) of joint ventures and associates	(24)	302
Loss on foreign currency translation of foreign operations	(184,207)	(244,735)
Remeasurement loss related to defined benefit plan	(269,247)	(236,726)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(3,467)	(3,869)

Sub-total	(506,757)	(572,210)

Treasury shares	—	(34,113)
Other capital adjustments (*)	(1,624,161)	(1,607,647)

Total	(2,130,918)	(2,213,970)

(*)	Other capital adjustments on December 31, 2018 include gains or losses on capital transactions that was recognized in 2014 as a result of the merger of Woori Bank and Woori Finance Holdings Co., Ltd.

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2019
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(87,182)	10,940	40,040	(13,610)	(49,812)
Share of other comprehensive gain (loss) of joint ventures and associates	302	(523)	—	197	(24)
Gain (loss) on foreign currency translation of foreign operations	(244,735)	63,412	—	(2,884)	(184,207)
Remeasurement gain (loss) related to defined benefit plan	(236,726)	(44,800)	—	12,279	(269,247)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(3,869)	15,389	(14,032)	(955)	(3,467)

Total	(572,210)	44,418	26,008	(4,973)	(506,757)

(*)

For the change in gain (loss) on valuation of financial assets at FVTOCI, “increase (decrease)” represents change due to the valuation during the period and “reclassification adjustments” represent disposal on financial assets at FVTOCI.

	For the three months ended March 31, 2018
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(88,906)	43,910	1,943	(12,610)	(55,663)
Gain (loss) on financial liabilities at FVTPL designated as upon initial recognition due to own credit risk	(96)	124	—	(34)	(6)
Share of other comprehensive gain (loss) of joint ventures and associates	(2,656)	(1,228)	—	337	(3,547)
Gain (loss) on foreign currency translation of foreign operations	(242,806)	563	—	(155)	(242,398)
Remeasurement gain (loss) related to defined benefit plan	(152,358)	(73,645)	—	20,253	(205,750)
Gain (loss) on valuation of derivatives designated as cash flow hedges	777	(4,725)	—	1,299	(2,649)
Transfer to assets held for sale	4,145	—	—	—	4,145

Total	(481,900)	(35,001)	1,943	9,090	(505,868)

(*)

For the change in gain (loss) on valuation of financial assets at FVTOCI, “increase (decrease)” represents change due to the valuation during the period and “reclassification adjustments” represent disposal on financial assets at FVTOCI.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		March 31, 2019	December 31, 2018
Legal reserve	Earned surplus reserve	2,039,754	1,857,754
	Other legal reserve	46,635	46,384

	Sub-total	2,086,389	1,904,138

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	8,576,105	7,759,804
	Regulatory reserve for credit loss	2,356,246	2,578,457
	Revaluation reserve	714,018	715,860

	Sub-total	11,889,769	11,297,521

Retained earnings before appropriation		3,252,410	3,922,998

	Total	17,228,568	17,124,657

i.	Earned surplus reserve

In accordance with the Article 53, Financial Holding Companies Act, earned surplus reserve is appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation is an autonomous judgment matter of the Group since 2015.

v.	Additional

Additional reserve was appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 27 of the Regulation on Supervision of Financial Holding Company, if provisions for credit loss under IFRS for the accounting purpose are lower than provisions under RSBB, the Group discloses such short fall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

In accordance with attached table 3 of the Regulation on Supervision of Banking Business Enforcement Rules Revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when the gains or losses occurred in the property revaluation by adopting IFRS.

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with the Paragraph 1 and 2 of Article 27 of the Regulation on the Supervision of Financial Holding Companies, the Group discloses the regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2019	December 31, 2018
Beginning balance	2,356,246	2,578,457
Planned provision of regulatory reserve (reversal) for credit loss	81,086	(222,211)

Ending balance	2,437,332	2,356,246

(2)

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the three months ended
	March 31, 2019	March 31, 2018
Net income	614,529	594,520
Provision of regulatory reserve for credit loss (*)	81,086	50,018
Adjusted net income after the provision of regulatory reserve	533,443	544,502
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)	802	753

(*)

The amount of reserve for credit loss for the three months ended March 31, 2018 is calculated considering only the change in the reserve for credit loss after the accounting policy change due to adoption of IFRS 9. Therefore, the effect of reducing the reserve for credit losses due to changes in accounting policies was excluded.

33.	DIVIDENDS

Dividends for the three months ended March 31, 2019 and 2018 are 650 Won and 500 Won per share, respectively, and the total amount of dividends approved are 437,626 million Won and 336,636 million Won, respectively.

34.	NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Financial assets at FVTPL	13,134	15,170
Financial assets at FVTOCI	95,312	57,276
Securities at amortized cost	116,296	81,202
Loans and other financial assets at amortized cost:
Interest on due from banks	33,259	33,138
Interest on loans	2,338,453	2,081,206
Interest on other financial assets	7,280	6,755

Sub-total	2,378,992	2,121,099

Total	2,603,734	2,274,747

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Interest on deposits due to customers	847,461	654,957
Interest on borrowings	90,031	59,410
Interest on debentures	183,740	172,058
Other interest expense	26,053	21,171
Interest on lease liabilities	1,858	—

Total	1,149,143	907,596

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Fees and commission received for brokerage	42,720	45,490
Fees and commission received related to credit	41,261	43,890
Fees and commission received for electronic finance	32,258	29,617
Fees and commission received on foreign exchange handling	14,476	15,377
Fees and commission received on foreign exchange	19,620	14,099
Fees and commission received for guarantee	16,871	15,603
Fees and commission received on credit card	132,593	150,532
Fees and commission received on securities business	30,316	26,471
Fees and commission from trust management	42,020	19,891
Fees and commission received on credit information	3,128	3,158
Other fees	36,298	70,433

Total	411,561	434,561

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Fees and commissions paid	39,342	39,334
Credit card commissions	94,047	99,730
Brokerage commissions	205	334
Others	2,966	1,313

Total	136,560	140,711

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Financial assets at FVTPL	21,781	19,650
Financial assets at FVTOCI	17,702	15,903

Total	39,483	35,553

(2)	Details of dividends related to Financial assets at FVTOCI are as follows (Unit: Korean won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Dividend income recognized from assets held
Equity securities	17,702	15,903

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Gain on financial instruments at fair value through profit or loss mandatorily measured at fair value	40,013	44,030
Gain(Loss) on financial instruments at fair value through profit or loss designated as upon initial recognition	(23,427)	5,300

Total	16,586	49,330

(2)	Details of net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean won in millions):

			For the three months ended
			March 31, 2019	March 31, 2018
Financial assets at FVTPL (financial assets held for trading)	Securities	Gain on valuation	44,783	44,879
		Gain on disposals	12,723	3,492
		Loss on valuation	(12,439)	(11,838)
		Loss on disposals	(1,444)	(1,699)

		Sub-total	43,623	34,834

	Loans and receivables	Gain on valuation	599	2,818
		Gain on disposals	7	—
		Loss on valuation	(78)	(20)
		Loss on disposals	—	—

		Sub-total	528	2,798

	Other financial assets	Gain on valuation	43	1,741
		Gain on disposals	392	262
		Loss on valuation	(364)	(1,873)
		Loss on disposals	—	(72)

		Sub-total	71	58

Sub-total			44,222	37,690

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	321,896	368,990
		Loss on transactions and valuation	(384,700)	(347,144)

		Sub-total	(62,804)	21,846

	Currencies derivatives	Gain on transactions and valuation	1,800,259	988,952
		Loss on transactions and valuation	(1,766,271)	(1,002,956)

		Sub-total	33,988	(14,004)

	Equity derivatives	Gain on transactions and valuation	261,020	133,652
		Loss on transactions and valuation	(236,253)	(134,775)

		Sub-total	24,767	(1,123)

	Other derivatives	Gain on transactions and valuation	301	648
		Loss on transactions and valuation	(461)	(1,027)

		Sub-total	(160)	(379)

Sub-total			(4,209)	6,340

Total			40,013	44,030

(3)	Details of net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Gain(loss) on equity-linked securities
Loss on disposals of equity-linked securities	(3,703)	(331)
Gain(loss) on valuation of equity-linked securities	(19,724)	4,978

Sub-total	(23,427)	4,647

Gain on other financial instruments:
Gain on valuation of other financial instruments	—	653

Total	(23,427)	5,300

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Gain on redemption of securities	21	5
Gain on transaction of securities	770	807

Total	791	812

39.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Reversal of impairment loss (provision for impairment loss) due to credit loss on financial assets measured at FVTOCI	(713)	216
Reversal of impairment loss due to credit loss on financial assets at amortized cost	523	9
Provision for credit loss on loan and other financial assets at amortized cost	(57,559)	(137,753)
Reversal of provision on guarantee	2,218	10,636
Reversal of provision on (provision for) unused loan commitment	(4,476)	4,657

Total	(60,007)	(122,235)

40.	GENERAL ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the three months ended
			March 31, 2019	March 31, 2018
Employee benefits	Short-term employee benefits	Salaries	363,056	303,018
		Employee fringe benefits	107,672	104,694
	Share-based payment		2,087	—
	Retirement benefit service costs		45,193	36,326
	Termination benefits		7,566	—

		Sub-total	525,574	444,038

Depreciation and amortization			96,712	47,476
Other general and administrative expenses	Rent		36,998	79,580
	Taxes and public dues		34,537	29,110
	Service charges		52,254	52,163
	Computer and IT related		20,539	21,877
	Telephone and communication		16,035	16,910
	Operating promotion		9,897	10,429
	Advertising		9,389	6,685
	Printing		1,906	1,964
	Traveling		2,971	3,355
	Supplies		1,656	1,486
	Insurance premium		2,065	2,041
	Reimbursement		717	938
	Maintenance		4,212	4,355
	Water, light and heating		4,195	4,394
	Vehicle maintenance		2,251	2,215
	Others		9,544	10,668

		Sub-total	209,166	248,170

	Total		831,452	739,684

(2)	Other operating income recognized is as follows (Unit: Korean Won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Gain on transactions of foreign exchange	215,048	690,152
Gain related to derivatives	52,419	2,570
Gain on fair value hedged items	—	47,694
Others	11,634	15,781

Total	279,101	756,197

(3)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three month ended
	March 31, 2019	March 31, 2018
Loss on transactions of foreign exchange	124,374	611,377
KDIC deposit insurance premium	79,137	77,180
Contribution to miscellaneous funds	77,780	72,932
Losses related to derivatives	6	49,307
Loss on fair value hedged items	37,811	—
Others (*)	41,652	30,406

Total	360,760	841,202

(*)

For the three months ended March 31, 2018, ‘Others’ includes losses amounting to 200 million Won, which are related to the Group’s expected payments to other creditor financial institutions in accordance with the creditor financial institutions committee agreement. In addition, ‘Others’ for the three months ended March 31, 2019 and 2018 includes 5,141 million won and 11,771 million Won, respectively, of amortization expense for intangible assets.

(4)	Performance condition share-based payment

Details of performance condition share-based payment granted to executives as of March 31, 2019 are as follows.

1)	Performance condition share-based payment

Type of share-based payment	Granted for the year 2019
Grant date	January 1, 2019
Type of payment	Cash-settled
Vesting period	January 1, 2019 ~ December 31, 2022
Date of payment	January 1, 2023
Number of shares measured as of the closing date (*)	148,571

(*)

The number of payable stock is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

2)

The Group accounts for performance condition share-based payment according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring per every closing period. As of March 31, 2019, the book value of the liabilities related to the performance condition share-based payment recognized by the Group is 2,087 million Won.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Gain on valuation	9,649	4,660
Loss on valuation	(4,039)	(13,803)

Total	5,610	(9,143)

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Other non-operating income	10,438	15,696
Other non-operating expenses	(24,237)	(21,815)

Total	(13,799)	(6,119)

(3)	Other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Rental fee income	1,997	1,516
Gain on disposal of premises and equipment, intangible assets and other assets	725	1,277
Reversal of impairment loss of premises and equipment, intangible assets and other assets	—	340
Others	7,716	12,563

Total	10,438	15,696

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Depreciation on investment properties	1,014	1,006
Interest expenses of rent deposits	187	142
Losses on disposal of investment in joint ventures and associates	—	2,931
Losses on disposal of premises and equipment, intangible assets and other assets	536	54
Impairment losses of premises and equipment, intangible assets and other assets	10	—
Donation	17,289	13,491
Others	5,201	4,191

Total	24,237	21,815

42.	INCOME TAX EXPENSE

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Current tax expense
Current tax expense in respect of the current year	180,340	8,742
Adjustments recognized in the current period in relation to the current tax of prior periods	(1,943)	(971)

Sub-total	178,397	7,771

Deferred tax expense
Deferred tax benefit relating to the origination and reversal of temporary differences	37,857	123,968
Deferred tax charged directly to equity	(4,973)	4,457
Tax effect charged directly to equity due to changes in accounting policy)	—	75,319

Sub-total	32,884	203,744

Income tax expense	211,281	211,515

(2)	Income tax expense can be reconciled to net income before income tax expense as follows (Unit: Korean Won in millions):

	For the three months ended
	March 31, 2019	March 31, 2018
Net income before income tax expense	825,810	806,035
Tax calculated at statutory tax rate (*)	216,736	211,298
Adjustments
Effect of income that is exempt from taxation	(11,095)	(7,789)
Effect of expense not deductible in determining taxable profit	16,225	5,794
Adjustments recognized in the current period in relation to the current tax of prior periods	(1,943)	(971)
Others	(8,642)	3,183

Sub-total	(5,455)	217

Income tax expense	211,281	211,515

Effective tax rate	25.6%	26.2%

(*)

The applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Details of accumulated deferred tax charged direct to equity are as follows (Unit: Korean Won in millions):

	March 31, 2019	December 31, 2018
Net gain or loss on valuation of financial assets at FVTOCI	17,812	31,422
Share of other comprehensive loss of joint ventures and associates	(88)	(285)
Foreign currency translation of foreign operations	5,299	8,183
Remeasurements of the net defined benefit liability	100,406	88,127
Gain on cash flow hedge	185	1,140

Total	123,614	128,587

43.	EARNINGS PER SHARE (“EPS”)

(1)	Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the three months ended
	March 31, 2019	March 31, 2018
Net income for the period attributable to owners	568,690	589,736
Dividends to hybrid securities	—	(37,855)
Net income attributable to common shareholders	568,690	551,881
Weighted-average number of common shares outstanding	665 million shares	673 million shares
Basic EPS (Unit: Korean Won)	855	820

(2)	The weighted average number of common shares outstanding are as follows:

	For the three months ended March 31, 2019
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2019-01-01 ~ 2019-03-31	673,271,226	90	60,594,410,340
Purchase of treasury stock	2019-01-08 ~ 2019-03-31	(11,453,702)	83	(950,657,266)
Disposal of treasury stock	2019-03-22 ~ 2019-03-31	18,346,782	10	183,467,820
Sub-total (①)				59,827,220,894
Weighted average number of common shares outstanding (②=(①/90)				664,746,899

	For the three months ended March 31, 2018
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2018-01-01 ~ 2018-03-31	673,271,226	90	60,594,410,340
Sub-total (①)				60,594,410,340
Weighted average number of common shares outstanding (②=(①/90)				673,271,226

Diluted EPS is equal to basic EPS because there is no dilution effect for the three months ended March 31, 2019 and 2018.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	March 31, 2019	December 31, 2018
Confirmed guarantees
Guarantee for loans	126,810	125,870
Acceptances	395,472	371,525
Guarantees in acceptances of imported goods	197,823	158,179
Other confirmed guarantees	6,400,154	6,452,791

Sub-total	7,120,259	7,108,365

Unconfirmed guarantees
Local letter of credit	271,177	305,057
Letter of credit	3,288,830	3,322,731
Other unconfirmed guarantees	529,460	669,677

Sub-total	4,089,467	4,297,465

Commercial paper purchase commitments and others	1,235,278	1,260,587

Total	12,445,004	12,666,417

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	March 31, 2019	December 31, 2018
Loan commitments	102,289,982	97,796,704
Other commitments	2,085,714	5,041,314

(3)	Litigation case

The Group had filed lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	March 31, 2019		December 31, 2018
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	85 cases	141 cases	77 cases	154 cases
Amount of litigation	446,994	197,999	494,645	246,826
Provisions for litigations		15,770		17,925

(*)	The numbers of lawsuits as of March 31, 2019 and December 31, 2018 do not include fraud lawsuits, etc. and those lawsuits that are filed only to extend the statute of limitation.

(3)

In April 2019, the Group entered into a share purchase agreement to acquire 73% share in Tongyang Asset Management Corp. at 123,002 million Won, and to acquire 100% share in ABL Global Asset Management Co., Ltd. As the agreements become effective subsequent to the approval from Financial Supervisory Service on the transfer of subsidiary and changes in major shareholders, the date of acquisition is undetermined as of March 31, 2019.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of March 31, 2019 and its assets and liabilities recognized as of March 31, 2019 and December 31, 2018 and major transactions with related parties for the three months ended March 31, 2019 and March 31, 2018 and compensation to key management are as follows:

(1)	Related parties

Related parties
Associates	Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc., 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and Others (Dongwoo C & C Co., Ltd. and other 27 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	March 31, 2019	December 31, 2018
Associates	Woori Service Networks Co., Ltd.	Loans	26	69
		Deposits due to customers	1,841	1,967
		Other liabilities	403	333
	Korea Credit Bureau Co., Ltd.	Loans	2	7
		Deposits due to customers	56	6,494
		Other liabilities	—	19
	Korea Finance Security Co., Ltd.	Loans	32	57
		Allowance for credit losses	(2)	(4)
		Deposits due to customers	3,362	5,040
		Other liabilities	8	10
	Chin Hung International Inc.	Loans	359	411
		Allowance for credit losses	(197)	(204)
		Deposits due to customers	6,395	11,605
		Other liabilities	2,978	2,974
	K BANK Co., Ltd.	Loans	191	190
	Well to Sea No. 3 Private Equity Fund	Loans	8,800	1,857
		Allowance for credit losses	(19)	(9)
		Deposits due to customers	833	356
		Other liabilities	3	64
	Others (*1)	Loans	89	4,783
		Allowance for credit losses	(89)	(324)
		Other assets	713	9
		Deposits due to customers	9,821	8,049
		Other liabilities	171	165

(*14)	Others include Saman Corporation, Kyesan Engineering Co., Ltd., DAEA SNC Co., Ltd., Uri Hanhwa Eureka Private Equity Fund, etc., as of March 31, 2019 and December 31, 2018.

(3)	Gains or losses from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the three months ended
Related party		A title of account	March 31, 2019	March 31, 2018
Associates	Kumho Tire Co., Inc. (*1)	Interest income	—	686
		Fee income	—	4
		Reversal of allowance for credit loss	—	(11,524)
Associates	Woori Service Networks Co., Ltd.	Other income	8	7
		Interest expenses	5	4
		Fee expenses	102	125
		Other expenses	107	126
	Korea Credit Bureau Co., Ltd.	Interest expenses	29	16
		Fee expenses	641	519
	Korea Finance Security Co., Ltd.	Interest expenses	4	3
		Reversal of allowance for credit loss	(2)	—
		Other expenses	30	34
	Chin Hung International Inc.	Interest income	2	—
		Fee income	—	1
		Interest expenses	8	8
		Impairment losses due to credit loss	—	13
	STX Engine Co., Ltd. (*2)	Interest income	—	333
		Fee income	—	15
		Interest expenses	—	41
		Impairment losses due to credit loss	—	1,133
	STX Corporation (*2)	Fee income	—	1
		Interest expenses	—	1
		Impairment losses due to credit loss	—	13,351
	K BANK Co., Ltd.	Fee income	—	208
		Other income	309	—
	Well to Sea No. 3 Private Equity Fund	Interest income	357	685
		Interest expenses	—	2
		Reversal of allowance for credit loss	(50)	(10)
	Others (*3)	Fee income	15	—
		Other income	4	1
		Interest expenses	12	6
		Other expenses	302	—
		Reversal of allowance for credit loss	—	(167)

(*1)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the prior period, and thus the entity was excluded from the list of associates.

(*2)	The shares of the entity were sold after it was transferred to assets held for sale during the year ended December 31, 2018 and thus the entity was excluded from the list of associates.
(*3)	Others include the amount transacted with Saman Corporation, Kyesan Engineering Co., Ltd., DAEA SNC Co., Ltd., Uri Hanhwa Eureka Private Equity Fund, etc., as of March 31, 2019 and December 31, 2018.

(4)	Major loan transactions with related parties for the three months ended March 31, 2019 and 2018 are as follows (Unit: Korean Won in millions):

		For the three months ended March 31, 2019
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*1)
Associates	Well to Sea No. 3 Private Equity Fund	1,857	6,943	—	—	8,800

		For the three months ended March 31, 2018
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*1)
Associates	Kumho Tire Co., Inc.(*2)	50,413	—	—	—	50,413
	Well to Sea No. 3 Private Equity Fund (*3)	73,810	2,030	70,000	—	5,840
	STX Engine Co., Ltd. (*3)	37,709	—	—	—	37,709

(*1)	Settlement payments from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.
(*2)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the prior period, and thus the entity was excluded from the list of associates.

(*3)	The shares of the entity were sold after it was transferred to assets held for sale during the current period and thus the entity was excluded from the list of associates.

(5)	There are no major borrowing transactions with related parties for the three months ended March 31, 2019 and 2018.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	March 31, 2019	December 31, 2018	Warranty
Korea Finance Security Co., Ltd.	228	203	Unused loan commitment
Korea Credit Bureau Co., Ltd.	33	28	Unused loan commitment
Woori Service Networks Co., Ltd.	174	131	Unused loan commitment
Chin Hung International Inc.	32,110	32,058	Unused loan commitment
K BANK Co., Ltd.	109	15	Unused loan commitment
Well to Sea No. 3 Private Equity Fund	206,200	208,143	Unused loan commitment

The Group did not recognize provisions for guarantees regarding the above guarantees provided to the related parties.

(7)	Compensation to key management is as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2019	For the three months ended March 31, 2018
Short-term employee benefits	3,655	3,130
Retirement benefit service costs	519	209
Share-based payment	846	—

Total	5,020	3,339

Key management includes registered executives and non-registered executives. Outstanding assets from transactions with key management amount to 3,108 million Won as of March 31, 2019, and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. The balance of liabilities related to the compensation to key management as of March 31, 2019 is 7,208 million Won.

46.	RESTRUCTURING OF THE GOVERNANCE STRUCTURE OF THE GROUP

(1)	Incorporation

Woori Bank Co., Ltd., the subsidiary of the parent company, obtained an approval from Financial Services Commission on November 7, 2018 to establish a financial holding company and voted for the comprehensive stock transfer of six companies, Woori Bank and its subsidiaries including Woori Finance Research Institute Co., Ltd., Woori FIS Co., Ltd., Woori Fund Service Co., Ltd., Woori Credit Information Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. during an extraordinary shareholders meeting held on December 28, 2018, and the parent company was established on January 11, 2019. Accordingly, Woori Bank Co., Ltd. and its subsidiaries including Woori Finance Research Institute Co., Ltd., Woori FIS Co., Ltd., Woori Fund Service Co., Ltd., Woori Credit Information Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. were transferred to the parent company as a wholly-owned subsidiary. The parent company’s common stocks were listed on the Korea Exchange on February 13, 2019 and its ADSs (American Depositary Shares) are being traded as the original stock on the New York Stock Exchange since the same date.

(2)	Accounting treatment

From the perspective of the Group, establishing a parent company through comprehensive stock transfer of subsidiaries to reorganize the governance structure under the same control lacks commercial substance, in which there is no change in the Group’s assets and liabilities, and there is no significant change in the Group’s absolute and relative interests in the consolidated entity’s net assets. Therefore, the Group made accounting treatments, considering that reorganization of the Governance is continued for the Group, and presented the consolidated financial statements and notes in a comparative format. The comparative consolidated financial statements are for the Woori Bank and its subsidiaries, and the consolidated financial statements for the three months ended March 31, 2019 are for the parent company and its subsidiaries including Woori Bank.

47.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean won in millions):

March 31, 2019
Lease payments
Within one year	181,298
After one year but within five years	271,967
After five years	28,715

Total	481,980

(2)	Total cash outflows from lease are as follows (Unit: Korean won in millions):

For the three months ended March 31, 2019
Cash outflows from lease	43,598

(3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

For the three months ended March 31, 2019
Lease payments for short-term leases	190
Lease payments for which the underlying asset is of low value	2,139

Total	2,329